WHITE & CASE

White & Case
5 Old Broad Street
London EC2N 1DW

Tel + 44 (0)20 7532 1000
Fax + 44 (0)20 7532 1001
www.whitecase.com

05006425

RECD S.E.C.
MAR 10 2005
1086

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Attn: Special Counsel/Office of International Corporate Finance

March 8, 2005

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

re: REpower Systems AG
Commission File No. 82-34654

Dear Sirs:

On behalf of REpower Systems AG (the "**Company**"), a stock corporation organized under the laws of the Federal Republic of Germany, we hereby submit in accordance with Rule 12g3-2(b)(1)(iv) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), a revised list of information reflecting various changes under German law, German legal regulations and stock exchange requirements to the list of information provided by the Company in its 12g3-2(b) submission to the Securities and Exchange Commission (the "**SEC**") on January 24, 2003. We include herewith in this letter the various changes as described above and a blacklined version highlighting the various changes compared to the Company's submission on January 24, 2003.

The Company's shares are currently listed on the Regulated Market (*Geregelter Markt*)and are traded on the Prime Standard, which is a segment of the Regulated Market of the Frankfurt Stock Exchange (the "**Exchange**") which is operated by Deutsche Börse AG ("**DBAG**"). Issuers in the Prime Standard Segment must fulfil a range of internationally accepted transparency requirements in addition to legal requirements under Federal German law.

3/16

Set forth below is an updated list of the information that the Company has informed us it (a) shall make or is required to make public pursuant to the laws of the Federal Republic of Germany, (b) shall file or is required to file with DBAG and which shall be made public by DBAG, (c) shall file or is required to file with the German Federal Financial Supervisory Authority ("**BaFin**") and (d) shall distribute or is required to distribute to its security holders. Also set forth, as required by clause (ii) of Rule 12g3-2(b)(1), is the date on which the particular item is required to be, and the entity or law requiring such item to be, made public, filed with the DBAG and/or BaFin and distributed to security holders, as the case may be.

List of Information To Be Made or Required to be Made Public, Filed with DBAG and/or BaFin and Certain Other Parties or Distributed to Security Holders:

I. Publication and Notification of Inside Information

Mode: Publication via the internet to credit institutions, enterprises operating under section 53 (1) sentence 1 of the German Banking Act, enterprises domiciled in Germany which are admitted to trading on a German stock exchange and insurance companies. The publication must be posted on the Company's website for a period of at least one month. The website must contain a clearly recognizable link to an investor information section on which the publication shall be posted.

Before publishing this information, the Company must notify, by fax, the management of the stock exchanges in which its securities are admitted to trading, the management of the stock exchanges on which any derivatives relating to the securities are traded, and the BaFin.

Publication must be in German and English.

Content: Notification: Must include the exact wording which will appear in the publication, the intended date of publication and the contact person at the Company including their telephone number.

Publication: Must include the headline "Ad-hoc-Meldung nach § 15 WpHG" ("Ad-Hoc-Disclosure according to § 15 WpHG"), a keyword with respect to the content of the publication, information about the Company (including name, address and international securities identification number), the date of the inside information and the inside information itself, i.e. specific information on the non-public circumstances and events relating to the Company or its securities which, if publicly known, are likely to exert a significant influence on the price of the Company's securities, a short explanation as to why the information directly affects the Company and an explanation as to why the information might exert significant influence on the price if publicly known.

Timing: Without undue delay.

Source: German Securities Trading Act § 15. Regulation on the Publication of Securities Transactions and Insider Lists §§ 4, 5, 8 and 9. Rules and Regulations of the Frankfurt Stock Exchange §§ 81 and 66.

Effectiveness: German Securities Trading Act: as partially amended as of October 30, 2004. Regulation on the Publication of Securities Transactions and Insider Lists: December 18, 2004.

II. Publication and Disclosure of Transactions ("Directors' Dealings")

Mode: Notification must be made in writing.

Publication must be made by the Company and remain on its website for a duration of at least one month. The website must contain a clearly recognizable link to an investor information section on which the publication shall be posted. The publication must be in German.

The Company must furnish BaFin with proof of the publication either in writing or by email.

Content: The following categories of persons and companies must notify the Company and BaFin about any transactions in the Company's shares or securities that may give such a person, or another person closely associated with that person, an unfair advantage over normal investors, unless the total amount of transactions carried out in one calendar year does not exceed EUR 5,000.00: i) any person who performs managerial duties for the Company (e.g. members of the management or supervisory board), ii) persons who are closely associated to persons who perform managerial duties (e.g. spouses, dependent children), iii) companies in which the person who performs managerial duties for the Company also has management responsibilities, iv) companies which are directly or indirectly controlled by such person or a person closely associated with such person, v) companies which have been established for the benefit of such persons and vi) companies whose economic interests are to a large extent in accord with such persons' interest.

The Company must publish the notification. The notification must include the headline "Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG" ("Disclosure of Transactions by Managerial Persons according to § 15a WpHG") as well as information about the reporting person (name, business address, telephone number or the telephone number of a contact person, date of birth and the private address in case there is no business address), name and address of the Company, the title and function of the person performing

managerial duties as well as the relationship between such person and the person closely associated to, an exact identification of the security (including the international securities identification number) and details of the transaction (the nature of the transaction, whether it was a sale or purchase, date and place of the transaction, price, currency, number of items, business volume, and additionally, for transactions in derivatives, the underlying instrument, basis price, price multiplier and due date).

Timing: Publication and notification of BaFin by the Company must be made without undue delay.

Source: German Securities Trading Act § 15a. Regulation on the Publication of Securities Transactions and Insider Lists §§ 10 11, 12, 13.

Effectiveness: German Securities Trading Act: partially amended as of October 30, 2004, Regulation on the Publication of Securities Transactions and Insider Lists: December 18, 2004.

III. Maintenance of an Insider List

Mode: The Company must maintain an insider list which may be reproduced or made available for viewing within a reasonable period of time. The insider list shall not be published and shall only be accessible to those persons responsible for the maintenance of the list or subject to professional confidentiality. The data shall be saved and stored for six years from the day when it is first written, after which it shall be deleted.

Content: The headline "Insiderverzeichnis nach § 15b WpHG" ("Insider List according to § 15b WpHG"), the name of Company and the persons assigned to maintain the insider list as well as the name, date and place of birth, private and business address of all persons who are working for the Company and who are intended to have access to inside information, including the reason for their inclusion on the list, the date on which the person has had (or no longer has) access to inside information and the date the list was last updated.

Timing: The list must be created and maintained without undue delay.

Source: German Securities Trading Act § 15b. Regulation on the Publication of Securities Transactions and Insider Lists §§ 14, 15, 16, effective since July 1, 2005.

Effectiveness: German Securities Trading Act: as partially amended as of October 30, 2004, Regulation on the Publication of Securities Transactions and Insider Lists: December 18, 2004.

The Company will undertake to continue to furnish to the SEC on an ongoing basis the information listed above promptly after such information is made or is required to be made public, filed with DBAG and/or BaFin and made public thereby, or distributed to security holders, in each case as described above. If the kind of information that the Company so makes or is required to make public, distributes or files shall change from that listed above, the Company will undertake to furnish the SEC with a revised list reflecting such changes promptly following the end of the accounting period in which such changes have occurred.

We are enclosing English translations, versions or summaries of the documents and communications listed above, and detailed on Schedule I hereto, that the Company has made public, or distributed to security holders, or which were required to be made public, filed or distributed since the Company's most recently ended fiscal year.

This information is being furnished on behalf of the Company under paragraph (b)(1)(iv) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it to us in the enclosed self-addressed, stamped envelope.

If you have any questions or if we may provide you with additional information, please call collect the undersigned, telephone 011-44-20-7532-1428 at White & Case, 5 Old Broad Street, London, EC2N 1DW.

Very truly yours,

Joseph W. Marx

Enclosures

cc: Mr. Jens-Peter Stöhr
REpower Systems AG

SCHEDULE I

List of information made public by REpower Systems AG since February 13, 2004

1. Press Release, dated March 4, 2004
2. Press Release, dated March 25, 2004
3. Press Release, dated May 14, 2004
4. Press Release, dated June 9, 2004
5. Press Release, dated August 13, 2004
6. Press Release, dated November 12, 2004
7. Press Release, dated December 9, 2004
8. Press Release, dated December 30, 2004
9. Press Release, dated January 27, 2005
10. Press Release, dated February 4, 2005
11. Corporate Governance – Declaration of Conformity
12. 2003 Annual Report
13. Interim Report – First Quarter 2004
14. Interim Report – First Half-year 2004
15. Interim Report – Report for the first nine months of 2004

WHITE & CASE

White & Case
7-11 Moorgate
London EC2R 6HH

Tel + 44 20 7600 7300
Fax + 44 20 7600 7030
www.whitecase.com

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attn: Special Counsel/Office of
International Corporate Finance

~~April 26, 2002~~
March 8, 2005

re: REpower Systems AG
Commission File No. 82-34654

Dear Sirs:

On behalf of REpower Systems AG (the "**Company**"), a stock corporation organized under the laws of the Federal Republic of Germany, we hereby submit ~~this application for exemption from the reporting requirements of Section 12(~~**in accordance with Rule 12g3-2(b)(1)(iv**) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), **a revised list of information reflecting various changes under German law, German legal regulations and stock exchange requirements to the list of information** provided by ~~Rule 12g3-2(b) thereunder. The exemption afforded by Rule 12g3-2(b) is being sought in connection with the initial public offering (the "Initial Public Offering") of the Company's shares (the "Shares"), which offering includes an international offering to qualified institutional buyers ("QIBs"), as defined in and pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and an offering outside the United States in reliance on Regulation S under the Securities Act.~~ **the Company in its 12g3-2(b) submission to the Securities and Exchange Commission (the "SEC") on January 24, 2003. We include herewith in this letter the various changes as described above and a blacklined version highlighting the various changes compared to the Company's submission on January 24, 2003.**

~~In connection with this application, the Company has informed us that:~~

1. No securities of the Company are currently, or during the eighteen months prior to the date hereof have been, registered under Section 12 of the Exchange Act;

2. The Company does not now have, nor at any time during the eighteen months prior to the date hereof has had, reporting obligations (suspended or active) under Section 15(d) of the Exchange Act; and

3. No securities of the Company (or American Depositary Receipts representing such securities) are quoted on a U.S. automated inter-dealer quotation system.

The Company has further informed us that the Shares are the only class of equity securities of the Company outstanding.

Prior to the Initial Public Offering, the Company had 3,401,198 Shares outstanding, each with no par value. In the Initial Public Offering, 2,000,000 Shares were offered for sale by the Company in a public offering in Germany and in an offering pursuant to Rule 144A under the Securities Act and an offering outside the United States in reliance on Regulation S under the Securities Act. The underwriters have already purchased an additional 300,000 Shares from JE BWU Verwaltungs GmbH, Sehestedt (the "Selling Shareholder") to cover over-allotments. Neither the Company nor any of its affiliates has previously distributed the Company's securities to the public.

Following the Initial Public Offering, the Company has 5,401,198 Shares outstanding, each with no par value. Prior to the Initial Public Offering, there were no registered holders of Shares resident in the United States. As of April 18, 2002, there were 10 holders of Shares in the United States, holding an aggregate of 356,900 Shares, which represented 6.6 percent of the Company's total outstanding Shares.

In connection with the Initial Public Offering, the Shares have been approved for listing**The Company's shares are currently listed** on the Regulated Market (*Geregelter Markt*) with trading on the *Neuer Markt***and are traded on the Prime Standard, which is a segment of the Regulated Market** of the Frankfurt Stock Exchange (the "**Exchange**"), which is a segment of**operated by** Deutsche Börse AG ("**DBAG**")**"). Issuers in the Prime Standard Segment must fulfil a range of internationally accepted transparency requirements in addition to legal requirements under Federal German law.**

Set forth below is a**an updated** list of the information that the Company has informed us it (a) shall make or is required to make public pursuant to the laws of the Federal Republic of Germany, (b) shall file or is required to file with DBAG and which shall be made public by DBAG, (c) shall file or is required to file with the German Federal **Financial** Supervisory Office for Securities Trading ("BAWe"**Authority ("BaFin"**) and (d) shall distribute or is required to distribute to its security holders. Also set forth, as required by clause (ii) of Rule 12g3-2(b)(1), is the date on which the particular item is required to be, and the entity or law requiring such item to be, made public, filed with the DBAG and/or BAWe**BaFin** and distributed to security holders, as the case may be.

List of Information To Be Made or Required to be Made Public, Filed with DBAG and/or BAWe**BaFin** and Certain Other Parties or Distributed to Security Holders:

I. Quarterly Report**Publication and Notification of Inside Information**

Mode: Electronically transferred to DBAG. DBAG may specify the manner and form of the publication. DBAG shall make the report available to the public without delay either electronically or in another suitable manner. **Publication via the internet to credit institutions, enterprises operating under section 53 (1) sentence 1 of the German Banking Act, enterprises domiciled in Germany which are admitted to trading on a German stock exchange and insurance companies. The publication must be posted on the Company's website for a period of at least one month. The website must contain a clearly recognizable link to an investor information section on which the publication shall be posted.**

Before publishing this information, the Company must notify, **by fax, the management of the stock exchanges in which its securities are admitted to trading, the management of the stock exchanges on which any derivatives relating to the securities are traded, and the BaFin.**

Publication must be in German and English.

Content: Notification: Must include the exact wording which will appear in the publication, the intended date of publication and the contact person at the Company including their telephone number.

Contents: The quarterly report must include (i) a balance sheet as of the end of the current quarter and a balance sheet as of the end of the previous fiscal year, (ii) profit and loss accounts (income statements) for the current quarter and for the period from the beginning of the current fiscal year through the end of the current quarter and profit and loss accounts for respective periods of the previous fiscal year, (iii) presentation of the changes in equity capital for the period from the beginning of the current fiscal year through the end of the fiscal year and such a presentation for the respective period of the previous fiscal year, (iv) a cash flow statement for the current quarter and for the period from the beginning of the current fiscal year through the end of the current quarter and such a statement for the respective periods of the previous fiscal year, (v) explanatory notes including comparative information, (vi) disclosures regarding the course of business with comparative information and information regarding the anticipated development of the current fiscal year and (vii) the auditor's report if available. The quarterly reports must also include a breakdown of the Company's sales proceeds, information on dividends paid or proposed in the current quarter, aggregate or per share, calculated for ordinary shares and for other shares, information on Company shares held by the Company as well as subscription rights of officers and employees, the number of Company shares held by members of the management board

~~and the supervisory bodies, as well as any rights of such persons to subscribe for such shares, separately for each member of such body, information on personnel changes in the management board or in the supervisory bodies, the number of employees at the end of the current quarter, and information regarding investments and research and development activities. The quarterly report must also include a discussion of significant events after the end of the current quarter and business prospects for the current fiscal year. If the Company publishes consolidated financial statements, it is required to prepare its quarterly report on a consolidated basis~~ **Publication: Must include the headline "Ad-hoc-Meldung nach § 15 WpHG" ("Ad-Hoc-Disclosure according to § 15 WpHG"), a keyword with respect to the content of the publication, information about the Company (including name, address and international securities identification number), the date of the inside information and the inside information itself, i.e. specific information on the non-public circumstances and events relating to the Company or its securities which, if publicly known, are likely to exert a significant influence on the price of the Company's securities, a short explanation as to why the information directly affects the Company and an explanation as to why the information might exert significant influence on the price if publicly known**.

Timing: Without **undue** delay ~~after preparation but in no event later than two months after the end of the reporting period~~.

Source: ~~Section 7.1 of the~~ **German Securities Trading Act § 15. Regulation on the Publication of Securities Transactions and Insider Lists §§ 4, 5, 8 and 9.** Rules and Regulations of the ~~*Neuer Markt*.~~ **Frankfurt Stock Exchange §§ 81 and 66.**

Effectiveness: German Securities Trading Act: as partially amended as of October 30, 2004. Regulation on the Publication of Securities Transactions and Insider Lists: December 18, 2004.

II. ~~Securities~~ **Publication and Disclosure of** Transactions ~~Subject to Reporting Requirements~~ **("Directors' Dealings")**

Mode: Notification ~~transmitted to DBAG electronically, and DBAG will publish electronically or in another suitable form~~ **must be made in writing.**

Publication must be made by the Company and remain on its website for a duration of at least one month. The website must contain a clearly recognizable link to an investor information section on which the publication shall be posted. The publication must be in German.

The Company must furnish BaFin with proof of the publication either in writing or by email.

Content: The ~~Company is obliged to notify DBAG of every transaction which is effected by the Company or any member or its management board or its supervisory board in shares of the Company and in futures transactions in the form of forward or options transactions (derivatives), the price of which is linked directly or indirectly to the exchange price of the shares of the Company. This obligation also applies to rights which have been granted to the members of the management board or the supervisory board to subscribe for such securities.~~**following categories of persons and companies must notify the Company and BaFin about any transactions in the Company's shares or securities that may give such a person, or another person closely associated with that person, an unfair advantage over normal investors, unless the total amount of transactions carried out in one calendar year does not exceed EUR 5,000.00: i) any person who performs managerial duties for the Company (e.g.** members of the management **or supervisory board), ii) persons who are closely associated to persons who perform managerial duties (e.g. spouses, dependent children), iii) companies in which the person who performs managerial duties for the Company also has management responsibilities, iv) companies which are directly or indirectly controlled by such person or a person closely associated with such person, v) companies which have been established for the benefit of such persons and vi) companies whose economic interests are to a large extent in accord with such persons' interest.**

The Company must publish the notification. The notification must include ~~(1) the specification of the relevant securities or derivatives transactions and the respective securities or derivatives identification number, (2) the date of the conclusion of the transaction, (3) the price, number, nominal value of the relevant securities or derivatives, (4) the credit institution, final services institution or enterprises (underwriter) involved in the transaction, and (5) the relevant stock exchange. DBAG may require other information to the extent such information is necessary for the identification of a transaction. To the extent that the transaction is an exchange transaction, DBAG may request the Management Board of the Exchange to entrust BAWe with monitoring the observance of the reporting requirements.~~ **the headline "Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG" ("Disclosure of Transactions by Managerial Persons according to § 15a WpHG") as well as information about the reporting person (name, business address, telephone number or the telephone number of a contact person, date of birth and the private address in case there is no business**

address), name and address of the Company, the title and function of the person performing managerial duties as well as the relationship between such person and the person closely associated to, an exact identification of the security (including the international securities identification number) and details of the transaction (the nature of the transaction, whether it was a sale or purchase, date and place of the transaction, price, currency, number of items, business volume, and additionally, for transactions in derivatives, the underlying instrument, basis price, price multiplier and due date).

Timing: The notification must be received no later than three exchange days by the DBAG after conclusion of the transactionPublication and notification of BaFin by the Company must be made without undue delay.

Source: Section 7.2 of the Rules and Regulations of the *Neuer Markt*. German Securities Trading Act § 15a. Regulation on the Publication of Securities Transactions and Insider Lists §§ 10 11, 12, 13.

Effectiveness: German Securities Trading Act: partially amended as of October 30, 2004, Regulation on the Publication of Securities Transactions and Insider Lists: December 18, 2004.

III. Annual Financial Statement and Management ReportsMaintenance of an Insider List

Mode: Made availabile with paying agent designated by Company with reference to the availability of the annual financial statements at the offices of the paying agent in a supra-regional official stock exchange gazette. The Company must maintain an insider list which may be reproduced or made available for viewing within a reasonable period of time. The insider list shall not be published and shall only be accessible to those persons responsible for the maintenance of the list or subject to professional confidentiality. The data shall be saved and stored for six years from the day when it is first written, after which it shall be deleted.

Contents: Annual financial statements prepared in accordance with International Accounting Standards (IAS) or U.S. Generally Accepted Accounting Principles (US-GAAP). If the Company prepares both unconsolidated and consolidated financial statements, then both types of annual statements shall be made available to the public. Also, the number of shares of the Company held by members of the management board and the supervisory bodies and any changes in such numbers as compared with the previous year as well as any rights of such

persons to subscribe for such shares shall be given. The annual financial report and management report shall be prepared in German and English.

Content: **The headline "Insiderverzeichnis nach § 15b WpHG" ("Insider List according to § 15b WpHG"), the name of Company and the persons assigned to maintain the insider list as well as the name, date and place of birth, private and business address of all persons who are working for the Company and who are intended to have access to inside information, including the reason for their inclusion on the list, the date on which the person has had (or no longer has) access to inside information and the date the list was last updated.**

Timing: Without unnecessary delay after the shareholders have been informed and in no event later than three months after the end of the reporting period.

The list must be created and maintained without undue delay.

Source: Section 7.3.2 of the Rules and Regulations of the *Neuer Markt*; German Commercial Code §325; German Stock Exchange Admission Regulation §65.

IV. Publication and Notification of Facts Influencing Market Prices

Mode: Publication in at least one supra-regional official stock exchange gazette or by way of an electronic system broadly accessible to credit institutions (underwriters) for the dissemination of information. Before publishing this information, the Company must notify the management of the stock exchanges on which the securities or directly or indirectly linked derivatives are admitted to trading and the BAWe.

Content: Any information which comes within the Company's sphere of activity and which is not publicly known if such information is likely to significantly influence the stock price of the Company's securities, or in the case of listed bonds, might impair the Company's ability to meet its liabilities.

Timing: Without unnecessary delay.

Source: German Securities Trading Act §15.

V. Disclosure Obligation Regarding Shareholders

Mode: Publication in at least one supra-regional official stock exchange gazette.

Content: If the percentage of voting rights held by a shareholder of a Company whose shares are admitted to trading on a German stock exchange reaches, exceeds or falls short of the thresholds of 5%, 10%, 25%, 50% or 75%, the shareholder must inform the Company and the BAWe, and the Company is obliged to publish such fact, stating the shareholder's name or business name and its registered office or where it is situated, together with the shareholder's percentage of total vote. The same applies if the Company purchases back its own shares.

Timing: Immediately and at the latest within nine calendar days after having received the notification from the shareholder in accordance with §21 of the German Securities Trading Act.[+]

Source: German Securities Trading Act §25.

VI. Other Additional Information

A. Publication of Notices and Additional Information

Mode: Publication in at least one domestic daily newspaper with supra-regional distribution. Such publication shall be transmitted electronically to DBAG without delay.

Content: Details of the convocation of the shareholders' meeting and any notice of distribution and payments of dividends, the issue of new shares and the exercise of any exchange or subscription rights. Furthermore, the Company must publish any details of any changes in the rights arising from the shares.

Timing: Without delay.

Source: Sections 7.3.1, 7.3.3 and 7.3.8 of the Rules and Regulations of the *Neuer Markt*.

B. Corporate Action Timetable

Mode: Submitted to DBAG in electronic form and made available to the public by DBAG in electronic or suitable form.

Content: Immediately after admission of its shares to the *Neuer Markt* and thereafter at the beginning of each fiscal year, the Company

[+] Pursuant to §21 of the German Securities Trading Act, any shareholder (the notifying party) whose shareholding in a listed company reaches, exceeds or falls short of 5%, 10%, 25%, 50% or 75% or more of the voting rights by purchase, sale or by other means shall notify the company and the BAWe in writing of having reached, exceeded or fallen short of the above-mentioned thresholds and of the size of its percentage of the voting rights, by indicating its address and the day on which it has reached, exceeded or fallen short of the respective threshold. The notification period shall begin at the time when the notifying party learns or in consideration of the circumstances must have learned that its percentage of the voting rights has reached, exceeded or fallen short of the above-mentioned thresholds.

~~shall publish in English and German a corporate timetable for the respective fiscal year. Details shall include the most important events on the Company's calendar, in particular the time and place of the annual shareholders' meeting, the balance sheet press conference and the meetings of analysts. Each change with respect to such information shall be incorporated into the timetable by the Company without delay.~~

~~Timing: Without delay after preparation.~~

~~Source: Section 7.3.4 of the Rules and Regulations of the *Neuer Markt*.~~

~~C. Notice of Changes in the Supervisory Board~~

~~Mode: Publication in stock corporation's designated gazette and commercial register.~~

~~Content: Information regarding any change in the membership of the supervisory board.~~

~~Timing: Without unnecessary delay.~~

~~Source: German Stock Corporation Act §106.~~

~~D. Publication of Actions~~

~~Mode: Publication in the stock corporation's designated gazette.~~

~~Content: Notice of the commencement of any action to set aside as voidable resolutions of the shareholders' meeting and any action for declaration of annulment of the stock corporation.~~

~~Timing: Without unnecessary delay.~~

~~Source: German Stock Corporation Act §§246, par. 4 and 275, par. 4.~~

~~E. Publication of the Concluding Statements of Special Auditors~~

~~Mode: Publication in the stock corporation's designated gazette.~~

~~Content: Concluding statement of special auditors.~~

~~Timing: Without unnecessary delay.~~

~~Source: German Stock Corporation Act §259 par. 5.~~**German Securities Trading Act § 15b. Regulation on the Publication of Securities Transactions and Insider Lists §§ 14, 15, 16, effective since July 1, 2005.**

Effectiveness: German Securities Trading Act: as partially amended as of October 30, 2004, Regulation on the Publication of

Securities Transactions and Insider Lists: December 18, 2004.

The Company will undertake to **continue to** furnish to the ~~Securities and Exchange Commission (the "SEC")~~**SEC** on an ongoing basis the information listed above promptly after such information is made or is required to be made public, filed with DBAG and/or ~~BAWe~~**BaFin** and made public thereby, or distributed to security holders, in each case as described above. If the kind of information that the Company so makes or is required to make public, distributes or files shall change from that listed above, the Company will undertake to furnish the SEC with a revised list reflecting such changes promptly following the end of the accounting period in which such changes have occurred.

We are enclosing English translations, versions or summaries of the documents and communications listed above**, and detailed on Schedule I hereto,** that the Company has made public, or distributed to security holders, or which were required to be made public, filed or distributed since the Company's most recently ended fiscal year. ~~Pursuant to a resolution of the Board of Directors taken prior to the Initial Public Offering, the Company intends to publish interim reports on a quarterly basis beginning with the quarter of the fiscal year ended March 30, 2002.~~

This information is being furnished on behalf of the Company under paragraph (b)(1)(~~i~~**iv**) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please ~~provide the undersigned with the Commission file number to be used in connection with the furnishing of information by the Company pursuant to Rule 12g3-2(b). In addition, please~~ acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it to us in the enclosed self-addressed, stamped envelope.

If you have any questions or if we may provide you with additional information, please call collect the undersigned, telephone 011-~~49-69-2999-40~~**44-20-7532-1428** at White & Case, ~~Feddersen, Stiftstrasse 9-17, 60313 Frankfurt am Main, Germany~~**5 Old Broad Street, London, EC2N 1DW**.

Very truly yours,

Joseph W. Marx

Enclosures

cc: Mr. Jens-Peter Stöhr
REpower Systems AG

WHITE & CASE

SCHEDULE I

List of ~~Information Made Public~~**information made public** by REpower Systems AG since ~~January 1, 2001:~~**February 13, 2004**

~~1. Notification, dated March 28, 2002.~~

~~2. Press Release, dated March 28, 2002.~~

~~3. Press Release, dated March 26, 2002.~~

~~4. Press Release, dated March 25, 2002.~~

~~5. Offering Memorandum, dated March 22, 2002.~~

~~6. Press Release, dated March 12, 2002.~~

~~7. Press Release, dated March 7, 2002.~~

~~8. Press Release, dated March 1, 2002.~~

~~9. Press Release, dated February 26, 2002.~~

~~10. Press Release, dated January 31, 2002.~~

~~11. Press Release, dated January 22, 2002.~~

~~12. Press Release, dated December 14, 2001.~~

~~13. Press Release, dated December 4, 2001.~~

~~14. Press Release, dated November 13, 2001.~~

~~15. Press Release, dated November 6, 2001.~~

~~16. Press Release, dated September 20, 2001.~~

~~17. Press Release, dated September 19, 2001.~~

~~18. Press Release, dated May 2, 2001.~~

1. **Press Release, dated March 4, 2004**
2. **Press Release, dated March 25, 2004**
3. **Press Release, dated May 14, 2004**
4. **Press Release, dated June 9, 2004**

5. Press Release, dated August 13, 2004

6. Press Release, dated November 12, 2004

7. Press Release, dated December 9, 2004

8. Press Release, dated December 30, 2004

9. Press Release, dated January 27, 2005

10. Press Release, dated February 4, 2005

11. Corporate Governance – Declaration of Conformity

12. 2003 Annual Report

13. Interim Report – First Quarter 2004

14. Interim Report – First Half-year 2004

15. Interim Report – Report for the first nine months of 2004

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1.

PRESS RELEASE

Preliminary key figures for fiscal 2003
- Gross revenue and market share up despite difficult market
- Earnings down
- Dividend constant

Hamburg, March 4, 2004. Despite a very difficult market environment in Germany, REpower Systems AG (TecDax, WKN 617703) increased its gross revenue in fiscal year 2003 by 17 percent to around EUR 295 million according to preliminary figures. The Company substantially expanded its market share in Germany from 6.8 percent to 10.7 percent. Earnings before interest and taxes (EBIT) in 2003 amounted to around EUR 13 million, with a sharp drop in margins being recorded in the last quarter of 2003 in particular. Earnings per share are expected to amount to EUR 1.20. In view of this situation and given the encouraging prospects for 2004, REpower is proposing an unchanged dividend of EUR 0.60.

REpower Systems AG installed 188 turbines in fiscal year 2003, thus increasing its gross revenue to around EUR 295 million. Total newly installed wind power output in Germany decreased in the same period by 18.4 percent to 2,644 megawatts. Nevertheless, REpower's market share grew to 10.7 percent.

The Company generated total EBIT of around EUR 13 million, with a sharp drop in margins being recorded in the last quarter in particular. A key reason for this was the ongoing market uncertainty due to the political controversy surrounding the EEG (Erneuerbare-Energie-Gesetz – German Renewable Energies Act), which continued into the last quarter of the year – normally the

industry's strongest in terms of sales. As a result, REpower did not achieve its original earnings targets.

In comparison with 2002, the result also reflects an increase in expenditure for international business development and the successful launch of the 2-megawatt MM series, as well as the development of the REpower 5M 5-megawatt turbine.

"We have not only maintained our market position, but in fact extended it in a dramatically changed environment. Thanks to the success of the MM82 – of which we have already constructed 20 in the six months since its launch – and major advances in the development of the REpower 5M, we were able to lay the foundations in 2003 for a successful 2004", said Prof. Fritz Vahrenholt, Chairman of the Managing Board of REpower Systems AG.

The Managing Board is confident about fiscal year 2004. International business will more than offset the decline expected in Germany. Advance payments have already been made on more than half of the 50 turbines earmarked for international customers in 2004, and some of these projects are already under construction. In Germany, Denker & Wulf AG sold 41 wind turbines to a fund initiator (a subsidiary of a German bank) in December last year, with a commitment to supply around 50 more turbines this year.

"Our order books remain well filled both in Germany and abroad. However, the extent to which these projects are implemented will continue to depend heavily on external market conditions, in particular with regard to financing and approval procedures. We are therefore forecasting moderate overall sales growth and a slight improvement in earnings in 2004. We will be proposing an unchanged dividend for fiscal year 2003 of EUR 0.60 per share to the Supervisory Board and the Annual General Meeting", said CFO Jens-Peter Stöhr.

Accompanying the publication of the preliminary results, a conference call for analysts, investors and journalists will be held today at 11 a.m. (CET). The dial-in number is +49 (69) 271 134 00. The complete Annual Report will be published during the financials press conference on March 25, 2004.

About REpower:

REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has more than 490 employees. The group has gained experience through the installation of more than 1,000 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries and joint ventures in Australia, Great Britain, Greece, France and Spain, among others.

Contacts:

REpower Systems AG

Bettina Linden
Corporate Communications &
Public Relations
phone:+49 – 40 – 53 93 07– 14
fax: +49 – 40 – 53 93 07– 37
E-mail: b.linden@repower.de

Thomas Schnorrenberg
Investor Relations
phone:+49 – 40 – 53 93 07– 23
fax: +49 – 40 – 53 93 07– 37
E-mail: t.schnorrenberg@repower.de

2.

REpower Systems

PRESS RELEASE

Final figures for fiscal year 2003:

- **Gross revenue up at EUR 299.3 million; Revenue climbs to EUR 285.5 million**
- **EBIT of EUR 12.9 million**
- **Dividend proposal remains unchanged**

Hamburg, March 25, 2004. REpower Systems AG (TecDAX, WKN 617703), one of the leading companies in the wind energy sector, generated gross revenue of EUR 299.3 million in fiscal year 2003 (previous year EUR 251.0 million). This represents an increase in gross revenue of 19 percent. Profit before operations (EBIT) amounted to EUR 12.9 million, as against EUR 26.1 million the previous year. The decline is beside other influencing factors due to the increased pressure on margins – especially in the last quarter of fiscal year 2003 – and higher costs. Net profit for the year amounted to EUR 6.2 million; this corresponds to earnings per share of EUR 1.14. The Company is cautiously optimistic with regard to its prospects for the current fiscal year. As a result, an unchanged dividend of EUR 0.60 per share will be proposed to the Annual General Meeting.

In fiscal 2003, REpower realized 188 wind turbines, an increase of about 20 percent compared to the previous year. Five out of these wind turbines were realized abroad. Installed capacity increased to 291.3 megawatts, and the Company's market share in Germany is now 10.7 percent, up from 6.9 percent in 2002.

The bulk of the turbines – 110, or 59 percent – were erected in the last quarter of the year, which traditionally accounts for the strongest revenue. This represents a further increase in the trend seen the previous year. However, a large number of turbines could only be sold in the last quarter, caused by the ongoing political discussion of the German Renewable Energies Act (EEG). The proportion of multi-megawatt class turbines increased further, and now accounts for 96.3 percent of total turbines sold. The success of the MM82, which went into series production in 2003, is particularly gratifying, with 20 turbines being constructed in the past fiscal year.

Profit from operations (EBIT) declined to EUR 12.9 million (2002: EUR 26.1 million). This is due to a sharp reduction in the margins of a number of projects at the end of the year, the halving of license fee income, increased costs due to the concentration of construction work on the last quarter, increased expenses for international business development and higher development costs for the MM82 and REpower 5M turbines. The net profit for fiscal year 2003 declined from EUR 14.8 million to EUR 6.2 million. This corresponds to earnings per share of EUR 1.14.

The Company is cautiously optimistic with regard to the outlook for 2004. In particular, the growing proportion of revenue accounted for by the 2-megawatt MM series and the absence of extraordinary factors suggest that earnings will improve slightly in 2004. The Managing Board and Supervisory Board of REpower Systems AG will be proposing an unchanged dividend of EUR 0.60 per share to the Annual General Meeting in June 2004.

A key target for the current fiscal year is to substantially increase the proportion of the Company's revenue generated abroad. The aim is to construct at least 50 turbines outside Germany, with down payments already having been received for 21. Construction of a project in Portugal has already begun, and other turbines will be erected in France, Cyprus and Japan.

All in all, the Company's order books at the end of December 2003 contained purchase agreements for 236 wind turbines with a total rated output of 410.5 megawatts. This corresponds to an order volume of slightly less than EUR 350 million – up 79 percent on the end of 2002. At present, 63 turbines are scheduled for erection in 2004. The Company's associate, Denker & Wulf, is planning to sell 50 turbines in 2004. In addition, purchase agreements for a further 21 turbines for delivery in 2004 have been signed between the start of the year and mid-March.

The average number of people employed by the REpower Systems Group increased from 356 in 2002 to 495 in 2003. As a result, personnel expenses rose from EUR 16.7 million in 2002 to EUR 24.2 million in 2003.

Commenting on developments in the past fiscal year, REpower Systems AG's Managing Board Chairman Prof. Dr. Fritz Vahrenholt said: "We have consolidated our position in an extremely difficult industry environment and have significantly increased our market share in Germany, despite a drop in installed output of slightly less than 20 percent. In the past fiscal year, we positioned ourselves for the future

by establishing the MM series, completing development of the REpower 5M 5-megawatt turbine and preparing for international business. We will be able to report initial major successes abroad in 2004, and will generate similar growth in these markets to that recorded in Germany in coming years with our superior multi-megawatt technology. In addition, we profit substantially from the growth trends towards offshore sites and repowering."

Notes

Key figures for the REpower Systems Group

Key figures for Group in accordance with IFRSs	Consolidated January 1, 2003 - December 31, 2003	Consolidated January 1, 2002 - December 31, 2002
Revenue in EUR thousands	285,489	254,486
Gross revenue in EUR thousands	299,266	250,998
Profit from operations in EUR thousands	12,891	26,149
Profit before taxes and minority interest in EUR thousands	12,715	26,414
Profit before minority interest in EUR thousands	7,131	15,724
Net profit in EUR thousands	6,176	14,838

	December 31, 2003
Total assets in EUR thousands	244,305
Equity in EUR thousands	111,531
Equity ratio in %	45.6
Number of no-par value shares in 2003* (EUR 1)	5,400,131
Earnings per share in 2003* in EUR	1.14
Shares outstanding at the balance sheet date (EUR 1)	5,401,198
Earnings per share carrying dividend rights for 2003 in EUR	1.14
Closing price on December 31, 2003 in EUR	19.10

*weighted average

Customer orders processed by the REpower Systems Group by quarter in 2002 and 2003

Quarter	QI	Q II	QIII	QIV	Total
No. of turbines in 2002	9	42	34	73	158
MW in 2002	13.5	58.1	50.1	105.3	227.0
No. of turbines in 2003	18	26	34	110	188
MW in 2003	25	42	52.5	171.8	291.3

Orders processed by wind turbine model in 2002 and 2003

Win turbine model	48/600 48/750	57/1000	MD 70 MD 77	MM 70 MM 82	Total
Number of wind turbines in 2002	10	4	142	2	158
MW in 2002	6.0	4.0	213.0	4.0	227.0
Number of wind turbines in 2003	3	4	153	28	188
MW in 2003	1.8	4.0	229.5	56.0	291.3

REpower Systems AG's booked business at of December 31, 2003 and December 31, 2002*

	December 31, 2003		December 31, 2002	
Wind turbine model	Number of wind turbines	Total output in MW	Number of wind turbines	Total output in MW
MM 82	58	116.0	-	-
MM 70	55	110.0	51	102.0
MD 70/77	123	184.5	79	118.5
57/1000	-	-	9	9.0
48/600	-	-	0	0.0
Total	**236**	**410.5**	**139**	**229.5**

*The figures include all signed purchase agreements; however, these are normally subject to conditions precedent (e.g. planning permission or financing commitments). They include two relatively large orders that had already been placed as of December 31, 2002. These relate to 50 MM 70 wind turbines and 25 MD 77 wind turbines. The implementation of these orders will be further delayed as a result of project postponements. However, REpower still expects the projects to be implemented at a later date.

A telephone conference for analysts, investors and journalists will be held in English at 10.00 a.m. (CET) today. The dial-in number is +49 69 27113400.

About REpower:
REpower Systems AG is operating in the future market wind energy. The spectrum of capabilities covers development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also has a subsidiary in the project development and operation of wind turbines, Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With its headquarters in Hamburg, the company currently has more than 490 employees. The group has gained experience through the installation of more than 1,000 wind turbines worldwide. These high quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries and joint ventures in Australia, Great Britain, Greece, France and Spain, among others.

Contacts:

REpower Systems AG

Bettina Linden
Corporate Communications &
Public Relations
phone:+49 – 40 – 53 93 07– 14
fax: +49 – 40 – 53 93 07– 37
E-mail: b.linden@repower.de

Thomas Schnorrenberg
Investor Relations
phone:+49 – 40 – 53 93 07– 23
fax: +49 – 40 – 53 93 07– 37
E-mail: t.schnorrenberg@repower.de

3.

PRESS RELEASE

Quarterly figures of REpower Systems AG on target: Gross revenue EUR 41.2 million, EBIT EUR -3.3 million. Export prospects slightly improved: At least 50 turbines abroad

Hamburg, May 14, 2004. REpower Systems AG (TecDAX, WKN 617703), a leading supplier of megawatt-class wind turbines, reported gross revenue of EUR 41.2 million for the first three months of 2004. This compares to gross revenue of EUR 36.4 million for the same period of last year. In what is traditionally the weakest quarter of the year, the company thus achieved an increase of 13.2%. As expected, earnings before interest and taxes (EBIT) decreased from EUR -1.2 million to EUR -3.3 million. REpower was able to win a number of international contracts in the first quarter. Implementation of these orders has already begun after the conclusion of the quarter. REpower continues to expect moderate improvements in both revenue and earnings for the fiscal year as a whole. At least 50 turbines are scheduled to be installed abroad.

A total of 19 wind turbines with a rated output of 30.0 megawatts were installed in Germany in the first quarter of 2004. This compares to 18 turbines and a rated output of 25.0 megawatts for the same period of last year. Nine turbines affected revenues in the reporting report. Ten other turbines are part of a portfolio which is offered to the purchaser of a major project from 2003 (41 wind turbines which were sold in December of 2003).

The first quarter traditionally is the weakest quarter of the year. Due to the low gross revenue, EBIT was EUR -3.3 million, compared to EBIT of EUR -1.2 million for the previous year.

Earnings after tax in the first quarter of 2004 amounted to EUR -2.3 million. This compares to earnings of EUR -1.1 million in the first quarter of 2003. Earnings per share were EUR -0.43 (2003: EUR -0.20).

As of May 12, REpower Systems AG received EUR 10 million as a subordinated loan from a bond issue (PREPS) managed by HypoVereinsbank. REpower intends to ask the annual general meeting on June 9, 2004, to convert this into a dividend right. PREPS is a new financing instrument which bundles the dividend rights of

several medium-sized companies and requires an individual Moody rating of at least "Baa3".

Order backlog as of the end of March 2004 includes purchase orders for 263 wind turbines with a total rated output of 454.4 megawatts. These customer orders are generally subject to conditions precedent such as building permits and financing. REpower expects 96 of the 263 wind turbines to be built in 2004. Furthermore, the consolidated holding company Denker & Wulf AG expects to implement projects with an additional 40 wind turbines in 2004. Taking into account the orders that are currently under negotiation, REpower assumes that it will be able to achieve its annual target of 190 turbines in 2004.

The international business of REpower Systems AG has developed successfully. REpower Systems AG will implement a number of international projects as early as the second quarter of 2004. A few days ago, six MD77 turbines were shipped to Japan, two more have already been ordered and will be shipped in the next months. In April, REpower delivered three MM82 turbines to the Ribamar wind park in Portugal. A further nine turbines have already been ordered. REpower will erect a total of 18 turbines in Portugal this year. There are also existing projects in France and Cyprus, which will be implemented later this year.

In the period under review, REpower Systems AG was able to enter into a framework agreement with SIIF Énergies, an affiliate of the large French power company EDF. REpower has attained the status of "Preferred Supplier" and will therefore submit tenders for almost all projects planned by SIIF. The first projects under this framework agreement are expected this year. REpower assumes that it will be able to surpass at least its target of 50 turbines in international markets.

International interest can also be witnessed at the WindEnergy trade fair in Hamburg, at which REpower Systems AG has been presenting itself to an industry audience from all over the world since May 11, 2004.

Based on the company's development of business so far and given the high order backlog, REpower continues to expect moderate sales and earnings growth for the fiscal year as a whole.

Notes

Key figures for the REpower Systems Group

Key figures for the Group in accordance with IFRS	Consolidated Jan. 1, 2004 - Mar. 31, 2004	Consolidated Jan. 1, 2003 - Mar. 31, 2003
Revenue in EUR thousands	21,374.8	32,953.5
Gross revenue in EUR thousands	41,166.9	36,417.7
Loss from operations in EUR thousands	-3,296.9	-1,197.7
Result before income taxes and minority interest in EUR thousands	-3,769.3	-1,283.7
Result before minority interest in EUR thousands	-2,384.8	-920.1
Net loss in EUR thousands	-2,318.1	-1,094.9

Key figures Group in accordance with IFRS	Mar. 31, 2003
Total assets in EUR thousands	230,277.7
Shareholders' equity in EUR thousands	109,212.6
Equity ratio in %	47.1
Number of no-par value shares* (EUR 1)	5,401,198
Earnings per share 2004* in EUR	-0.43
Closing price on March 31, 2004 in EUR	17.88

*Weighted average

Customer orders processed by the REpower Systems Group by quarter for 2002 and 2003

Quarter	Q I	Q II	Q I+Q II+Q III	Q IV	Total
No. of turbines in 2002	9	41	37	71	**158**
MW in 2002	13.5	56.6	53.1	103.8	**227.00**
No. of turbines in 2003	18	26	34	110	**188**
MW in 2003	25.0	42.0	52.5	171.8	**291.3**

Installed wind turbine models for Q1 2004 and Q1 2003

	Q I 2004		Q I 2003	
	Jan. 1 - March 31		Jan. 1 - March 31	
Wind turbine model	No.	MW	No.	MW
MM 82	2	4.0	0	0
MM 70	1	2.0	0	0
MD 70	14	21.0	8	13.0
MD 77	2	3.0	6	9.0
57/1000	0	0	4	4.0
	19	**30.0**	**18**	**25.0**

The following table shows the REpower Systems Group's booked business as of March 31, 2004 and March 31, 2003:

	Mar. 31, 2004		Mar. 31, 2003	
Wind turbine model	Number of wind turbines	Total output in MW	Number of wind turbines	Total output in MW
MM 82	67	134.0	0	0
MM 70	58	116.0	51	102.0
MD 70/77	126	189.0	84	126.0
57/1000	7	10.5	5	5.0
48/600	5	5.0	0	0
	263	**454.5**	**140**	**233.0**

About REpower:
REpower Systems AG is operating in the future market wind energy. The spectrum of products and services covers the development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also holds a majority interest in the wind turbine development and operating company Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With more than 490 employees, Hamburg-based REpower can rely on its experience in the production and installation of more than 1,000 wind turbines worldwide. The high-quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Australia, Greece, France and Spain, among others.

Contact:
REpower Systems AG

Bettina Linden
Corporate Communications &
Public Relations
phone:+49 - 40 - 53 93 0- 714
fax: +49 - 40 - 53 93 0- 737
E-mail: b.linden@repower.de

Thomas Schnorrenberg
Investor Relations
phone:+49 - 40 - 53 93 0- 723
fax: +49 - 40 - 53 93 0- 777
E-mail: t.schnorrenberg @repower.de

The publication of the Q1 results will be accompanied by a conference call for analysts and journalists at +49 (0) 69 - 27113 400.

4.

PRESS RELEASE

Annual General Meeting of REpower Systems AG decides by resolution to distribute a dividend of 0.60 EUR per share

Skeleton agreement undersigned with the French corporation MAIA SONNIER for exclusive delivery in 2 megawatt class

Hamburg, June 9, 2004. At the Annual General Meeting of REpower Systems AG (TecDAX, WKN 617 703) in Hamburg the shareholders once again extended their full support to the corporation. All items on the agenda were passed with majorities according to the recommendations of the Executive Board and Supervisory Board. With appropriately 130 shareholders 26.515 percent of the voting capital were represented. As in the previous year a dividend of 0.60 EUR per share will be distributed. The Executive Board was empowered by the Annual General Meeting to issue profit-participation rights (Genussrechte) in the amount of 20 million EUR. Sales Director Thomas Franck reported on the current skeleton agreement undersigned with MAIA SONNIER, a French corporation to exclusively deliver wind turbines of the 2-megawatt class.

Today's regular Annual General Meeting of REpower Systems AG voted in favour of distributing a dividend of 0.60 EUR. The acts of the Executive Board and Supervisory Board were ratified with a large majority. The Annual General Meeting furthermore empowered REpower to issue additional profit-participation rights up to the amount of 20 million EUR until June 8, 2009. Susat & Partner oHG were once again appointed chartered accountants.

At the Annual General Meeting Chief Executive Officer Prof. Dr. Fritz Vahrenholt again drew attention to the fact that the running financial year for

REpower was a year of transformation with focus on internationalising the business activities. In 2004 a total of 190 wind turbines are scheduled to be sold with a decisive rise in the export quota to at least 25 percent. For the years to follow he ventured to pronounce a confident forecast: „I am sure that our excellent engineering skills will be even more noticeably appreciated by establishing the first REpower 5M at Brunsbüttel during the next few weeks. In the near future we will additionally reveal that we are in a position to successfully grow not only in Germany, but will also prove that we are a competitor who has to be taken seriously in an international respect on the key markets. In the course of the last few weeks the significance of wind industry for future energy supplies has become very visible, last but not least as a result of the high oil price and political support for Renewable Energies on international level by the World conference in Bonn. And REpower takes over the role of a leading player in this worldwide significant future branch. "

At the Annual General Meeting Sales Director Thomas Franck informed the shareholders in his report on the latest skeleton agreement undersigned with the MAIA SONNIER. The French corporation with registered offices in Lyon is among others known as a building corporation in the field of infrastructure (highways, bridges etc.). With the sector of Renewable Energies MAIA SONNIER has integrated a new main business field into its corporate activities. Yesterday, Tuesday June 8, he undersigned an agreement to exclusively deliver wind turbines of the 2-megwatt class in combination with REpower turbines of the series MM. MAIA SONNIER currently plans to install more than 30 wind parks in France with a total capacity to be installed exceeding 300 megawatt.

Contacts:
REpower Systems AG

Bettina Linden
Corporate Communications &
Public Relations
Phone:+49 - 40 - 53 93 07- 14
Fax: +49 – 40 – 53 93 07– 37
E-mail: b.linden@repower.de

Thomas Schnorrenberg
Investor Relations
Phone:+49 - 40 - 53 93 07- 23
Fax: +49 - 40 - 53 93 07- 77
E-mail: t.schnorrenberg@repower.de

5.

PRESS RELEASE

REpower Systems AG Half-Year Losses Fit Plan
- Sales revenues down due to stricter application of IFRS
- First supply contract for Belgium, stronger growth in 2005
- REpower 5M machine test successfully completed

Hamburg, Germany. August 13, 2004. In the first half-year 2004, REpower Systems AG (TecDAX, WKN 617703) installed 50 wind turbines and increased installed nominal output by 20 percent to 80.0 megawatts. Total operating performance in the reporting period increased from EUR 78.4 million to EUR 84.3 million. By contrast, sales fell from EUR 77.8 million in 2003 to EUR 65.7 million. The background to this is the stricter application of IFRS for calculating the sales proceeds. This has had a significant impact on the operating result, which fell from EUR –2.8 million in the first half-year 2003 to EUR –8.8 million now. The effect on the result in the first half-year resulting from the changes in the application of the IFRS rules can be put at EUR 5.0 million. Because REpower is anticipating that the effect will balance out in the second half-year, the forecast of moderate increases in sales and earnings for the whole year still stands. In particular, this is based on a pleasing development in international business, which will continue in 2005 as well. Yesterday a supply contract was concluded with Belgian SPE Power Company for six MD 77 turbines, to be installed in the first quarter 2005. REpower has therefore succeeded in entering an additional European market. For 2005, owing to the numerous international orders which it has already acquired, REpower is anticipating a more balanced business development, which will enable a double-digit percentage growth-rate.

In the first half-year 2004, REpower Systems AG installed 50 wind turbines, compared to 44 turbines in the same period of the previous year. This equates to a nominal output of 80.0 megawatts compared to 67.0 megawatts in 2003, and a growth rate of around 20 percent. Whereas, sales proceeds fell by 15.6 percent from EUR 77.8 million to EUR 65.7 million in the reporting period. Owing to the stricter application for the first time in 2004 of the IFRS rules concerning the calculation of sales and realization of profit, only 35 of the 50 wind turbines installed so far in 2004 have been included in revenues. In addition, the sales proceeds based on the assessment according to the "percentage of completion"

method in IFRS work out EUR 7.3 million lower owing to the application of stricter criteria here too. The effect on results in the first half-year from the changes in the application of IFRS rules can be put at EUR 5.0 million. Together with the seasonal effects that are typical for the German wind energy industry, this has led to an operating result (EBIT) of minus EUR 8.8 million in the first half-year 2004. The same value in the previous year was only minus EUR 2.8 million. Although implementation of the stricter IFRS rules is only mandatory from 2005 onwards, REpower has decided to apply the future accounting standard ahead of time.

The result after taxes stands at minus EUR 5.9 million in the first half-year 2004, following minus EUR 2.2 million in first half-year 2003. The earnings per share stand at EUR –1.09 following EUR –0.41.

At the end of June 2004, orders in hand included purchase contracts for 245 wind turbines, with a total nominal output of 432.5 megawatts. These orders are generally still subject to initial delaying conditions such as planning permission and financing. In its plans, REpower assumes that around 100 of the 245 wind turbines will be realized in 2004. On top of this there are the overseas projects won since the reporting date, such as 19 turbines for Italy. Together with the additional projects anticipated from the consolidated affiliate company Denker & Wulf AG, the forecast target from the start of the year of 190 turbines over the whole year remains unchanged. As previously, therefore, REpower expects to see moderate growth in sales and earnings as 2004 continues to develop according to plan.

The international business of REpower Systems AG continues to develop successfully. In the reporting period, 10 turbines were installed in Japan and Portugal. This increased the overseas share in the first half-year to 20 percent. REpower will attain at least the forecast target of 50 turbines in the international market over the whole year.

On Thursday, additionally, an agreement was signed with SPE Power Company, a subsidiary of the Belgian energy utility SPE, for a first wind farm in Belgium. In the first quarter 2005, REpower Systems AG will install six type MD77 turbines, having a nominal output of 1.5 megawatts each, at the Villers site in Belgium.

The recently received orders from France and Australia, which will also be realized in the first half-year 2005, will lead to a significantly more balanced business development. Consequently, there will be better utilization of available production capacities, enabling a higher growth-rate of the REpower Systems group. REpower is therefore anticipating a double-digit percentage growth-rate for the year 2005.

In the coming weeks, construction of REpower's prototype five-megawatt turbine 5M will begin at the Brunsbüttel site. Following the final assembly of the components in Kiel, the turbine underwent mechanical as well as electrical tests. "We are extremely satisfied with the electrical and mechanical machine test," says CTO Matthias Schubert. Final completion is expected for the first half of September.

Appendix
Key figures REpower Systems group

Group key figures according to IFRS	Consolidated Jan 1, 2004 – June 30, 2004	Consolidated Jan 1, 2003 – June 30, 2003
Sales proceeds in EUR k	65,728.7	77,781.6
Total operating performance in EUR k	84,309.2	78,413.5
Operating result in EUR k	-8,827.3	-2,751.8
Income before taxes and minority interests in EUR k	-9,744.6	-2,696.7
Income before minority interests in EUR k	-6,196.1	-2,028.8
Loss in EUR k	-5,886.1	-2,239.2

Group key figures according to IFRS	June 30, 2004
Balance sheet total in EUR k	240,217.0
Equity capital in EUR k	102,412.0
Equity ratio in %	42.6
Number of individual share certificates 2004*	5,401,198
Earnings per share 2004* in EUR	-1.09
Closing price on June 30, 2004 in EUR	18.28

* weighted average

Installed wind turbine types for the respective first half-year in 2004 and 2003

	1st HY 2004		1st HY 2003	
	Jan 1 – June 30		Jan 1 – June 30	
Wind turbine type	Quantity	MW	Quantity	MW
MM 82	12	24.0	1	2.0
MM 70	3	6.0	5	10.0
MD 70	26	39.0	18	27.0
MD 77	4	6.0	16	24.0
57/1000	5	5.0	4	4.0
	50	80.0	44	67.0

Sales trends by regions for years 2004 and 2003

	Q II 2004		Q II 2003		1st HY 2004		1st HY 2003	
	Apr 1 – Jun 30		Apr 1 – Jun 30		Jan 1 – Jun 30		Jan 1 – Jun 30	
Region	Qty.	MW	Qty.	MW	Qty.	MW	Qty.	MW
In Germany	21	33.5	23	37.5	40	63.5	40	61.0
Other countries	10	16.5	3	4.5	10	16.5	4	6.0
	31	**50.0**	**26**	**42.0**	**50**	**80.0**	**44**	**67.0**

Orders on hand at REpower System group as at June 30, 2004 and June 30, 2003 can be seen from the following table:

	June 30, 2004		June 30, 2003	
Wind turbine type	Quantity of WTs	Total output in MW	Quantity of WTs	Total output in MW
MM 82	74	148.0	8	16.0
MM 70	56	112.0	52	104.0
MD 70/77	114	171.0	87	130.5
57/1000	1	1.5	6	9.0
48/600	0	0.0	5	5.0
	245	432.5	158	264.5

About REpower:

REpower Systems AG is operating in the future market wind energy. The spectrum of products and services covers the development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also holds a majority interest in the wind turbine development and operating company Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With more than 500 employees, Hamburg-based REpower can rely on its experience in the production and installation of more than 1,000 wind turbines worldwide. The high-quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Australia, Greece, France and Spain, among others.

Contacts:
REpower Systems AG

Bettina Linden
Corporate Communications &
Public Relations
Phone:+49 - 40 - 53 93 07- 14
Fax: +49 – 40 – 53 93 07– 37
E-mail: b.linden@repower.de

Thomas Schnorrenberg
Investor Relations
Phone:+49 - 40 - 53 93 07- 23
Fax: +49 - 40 - 53 93 07- 77
E-mail: t.schnorrenberg@repower.de

Parallel to the publication of 1st HY results, a telephone conference for analysts and journalists will take place at 10 am (CET). The number to dial is +49 (0)69 27113 400.

6.

PRESS RELEASE

Improvement in results in the 3rd quarter of 2004

Hamburg, November 12, 2004. REpower Systems AG (TecDAX, WKN/security number 617703) has constructed 75 wind turbines in the first nine months of the current financial year and increased its nominal output slightly by 3.3 per cent to 123.5 megawatt compared with the previous year. The operating revenue grew from 138.8 million EUR to 152.2 million EUR in the period under review. The sales revenue also increased from 117.7 million EUR in 2003 to 130.5 million EUR. The operating results for the third quarter improved from minus 1.0 million EUR in the previous year to 0.9 million EUR. The operating results after nine months fell from minus 3.7 million EUR to minus 7.9 million EUR. For the year as a whole, REpower Systems AG expects to fall short of its planned construction target of 190 wind turbines. This is mainly due to a significant decline in the German market situation, which is only in part compensated by the positive development of the international business. In view of the numerous foreign orders which have already been acquired, REpower expects a more balanced development of its business in 2005 which permits further growth.

As per 30th September 2004, REpower Systems AG has installed 75 wind turbines, compared with 78 turbines in the same period in the previous year. This corresponds to a nominal power output of 123.5 megawatts compared with 119.5 megawatts in 2003, which represents a slight increase of about 3.3 per cent. The goal of constructing 90 wind turbines by 30th September 2004 was not achieved, which was partly due to a ruling by the Federal Administrative Court (Bundesverwaltungsgericht) on the approval practices for wind farm projects.

The sales revenue after 9 months increased by 10.9 per cent from 117.7 million EUR to 130.5 million EUR. The sales in the third quarter amounted to 64.4 million EUR (previous year: 39.9 million EUR) with a positive operating result of 0.9 million EUR compared with minus 1.0 million EUR in the same quarter in the previous year.

The operating result (EBIT) after nine months is minus 7.9 million EUR compared with minus 3.7 million EUR in 2003. The negative result is partly due to the seasonal effect, which is especially typical in the German wind energy industry, and partly to the higher cost basis for personnel and the cost of materials as a result of the growth in the company's turnover. On the whole, however, the personnel costs and cost of materials are in line with the budget. The negative effect on results of the change in the treatment of project companies in the IFRS annual financial statement can be considered to be 3.5 million EUR as per 30th September. In addition, depreciation rose by about 1.8 million EUR in the first nine months of the financial year compared with the same period a year earlier. This includes the write-off of the goodwill of the French subsidiary FEdeF in the amount of 0.6 million EUR because its business operations were closed down during the period under review.

The profit after tax amounts to minus 5.7 million EUR compared with minus 3.0 million EUR in the first nine months of the previous year. The earnings per share amount to about minus 1.06 EUR compared with minus 0.55 EUR.

Orders in hand (without Denker & Wulf) at the end of September 2004 consisted of 243 wind turbines with a total nominal power output of 433.5 megawatts. This corresponds to an order volume of 353.8 million EUR and an increase of over 20 percent compared with the previous year. The German wind energy market showed a significant decline after nine months, marked by a downward tendency with 1,090 megawatts of newly installed output, about 23 per cent below the level of the previous year. But REpower can compensate a part of the decline in the domestic market by the positive development in its international business. In addition to various projects in France and Belgium, a large order has been acquired in Troia, Italy, with a total output of 38 megawatts. This wind farm is currently under construction. Recently, REpower Systems AG gained the contract for the Caton Moor project in Lancaster, UK, with a volume of 16 megawatts and reached a licence agreement with the Dong Fang Steam Turbine Works (DFSTW) for the production of the successful 1.5 megawatt series "MD" in China.

REpower Systems AG will probably fall short of the year's target of 190 constructed wind turbines which was set at the beginning of the year. Reaching the sales and

profit targets still appears to be possible, but has become more difficult compared with the time when the half-yearly report was published, and is largely dependent on the sales revenue of the wind farms constructed by Denker & Wulf in 2004. In view of the numerous foreign orders which have already been acquired, REpower expects a more balanced development of its business in 2005 which permits further growth.

Appendix
Key figures REpower Systems group

Group key figures according to IFRS	Jul 1, 2004 – Sep 30, 2004	Jul 1, 2003 – Sep 30, 2003	Jan 1, 2004 – Sep 30, 2004	Jan 1, 2003 – Sep 30, 2003
Sales proceeds in EUR k	64,828.3	39,909.5	130,557.0	117,691.1
Total operating performance in EUR k	67,886.8	60,367.9	152,196.0	138,781.4
Operating result in EUR k	954.6	-959.7	-7,872.7	-3,711.6
Income before taxes and minority interests in EUR k	853.0	-1,244.8	-8,891.6	-3,941.6
Income before minority interests in EUR k	296.0	-770.8	-5,900.1	-2,799.6
Loss in EUR k	162.4	-718.1	-5,723.7	-2,957.4
Investments as per balance-sheet day in EUR k			10,140.3	7,951.4
Employees as per balance-sheet day			577	499

Group key figures according to IFRS	Sep 30, 2004	Dec 31, 2003
Balance sheet total in EUR k	278,436.4	244,304.8
Equity capital in EUR k	102,571.1	111,530.7
Equity ratio in %	36.8	45.7
Number of individual share certificates 2004*	5,401,198	5,400,131
Earnings per share 2004* in EUR	-1.06	-0.55
Closing price on June 30, 2004 in EUR	13.93	19.10

* weighted average

Installed WEC types in 2004 and 2003

	Q III 2004		Q III 2003		Q I-Q III 2004		Q I-Q III 2003	
	Jul 1 – Sep 30		Jul 1 – Sep 30		Jan 1 – Sep 30		Jan 1 – Sep 30	
Wind turbine type	Quantity	MW	Quantity	MW	Quantity	MW	Quantity	MW
MM 82	12	24.0	2	4.0	24	48.0	3	6.0
MM 70			1	2.0	3	6.0	6	12.0
MD 77	13	19.5	26	39.0	39	58.5	47	70.5
MD 70			5	7.5	4	6.0	18	27.0
57/1000					5	5.0	4	4.0
	25	43.5	34	52.5	75	123.5	78	119.5

Sales development by regions in 2004 and 2003

	Q III 2004		Q III 2003		Q I-Q III 2004		Q I-Q III 2004	
	Jul 1 – Sep 30		Jul 1 – Sep 30		Jan 1 – Sep 30		Jan 1 – Sep 30	
Region	Qty.	MW	Qty.	MW	Qty.	MW	Qty.	MW
In Germany	17	30.5	33	51.0	57	94.0	73	112.0
Other countries	8	13.0	1	1.5	18	29.5	5	7.5

Total	25	43.5	34	52.5	75	123.5	78	119.5

Orders in hand of the REpower Systems Group as per 30th September 2004 and as per 30th September 2003:

	Sep 30, 2004		Sep 30, 2003	
Wind turbine type	Quantity of WTs	Total output in MW	Quantity of WTs	Total output in MW
MM 82	71	142.0	48	96.0
MM 70	67	134.0	57	114.0
MD 77	103	154.5	80	120.0
MD 70	2	3.0	7	10.5
57/1000			5	5.0
48/600			1	0.6
	243	**433.5**	**198**	**346.1**

About REpower:
REpower Systems AG is operating in the future market wind energy. The spectrum of products and services covers the development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower also holds a majority interest in the wind turbine development and operating company Denker & Wulf AG. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With more than 530 employees, Hamburg-based REpower can rely on its experience in the production and installation of more than 1,000 wind turbines worldwide. The high-quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Australia, Canada, France, Greece, Italy, Portugal and Spain, among others.

Visit us from 22 to 25 November 2004 at the *European Wind Energy Conference & Exhibition (EWEC)* in London.

Contacts:
REpower Systems AG

Bettina Linden
Corporate Communications &
Public Relations
Phone:+49 - 40 - 53 93 07- 14
Fax: +49 – 40 – 53 93 07– 37
E-mail: b.linden@repower.de

Thomas Schnorrenberg
Investor Relations
Phone:+49 - 40 - 53 93 07- 23
Fax: +49 - 40 - 53 93 07- 77
E-mail: t.schnorrenberg@repower.de

Parallel to the publication of the Q3 results, there will be a telephone conference for analysts and journalists at 10.00 hrs. (CET). It can be reached under +49 (0) 69 - 27113 400.

7.

Changes to the board of REpower Systems AG

Hamburg, 9th December 2004. In mutual agreement with the Supervisory Board, Executive Board member Jens-Peter Stöhr, responsible for finances and personnel, is resigning from the Executive Board of REpower Systems AG (WKN 617703) on 31st December 2004. Mr Stöhr will continue to act in an advisory capacity for the company.

His successor in the Executive Board will be Pieter Wasmuth. Mr Wasmuth (38) previously worked for Price Waterhouse, Deutsche Shell AG, Tomorrow Internet AG and as Executive Director of BELLEVUE AG and MORE AG. He has been working as a consultant for REpower Systems AG since early 2004.

The Supervisory Board and Executive Board of REpower Systems AG would like to thank Jens-Peter Stöhr for his successful work for the company and, in particular, for his contribution to the success of the initial public offering in March 2002.

(Pieter Wasmuth's curriculum vitae is enclosed with this press release) For your further information on the changes to the Board and for the presentation of the designated CFO, a telephone conference in English will be held for analysts and journalists at 10 am (CET). The number to dial is +49 (0)69 27113 400.

About REpower:

REpower Systems AG is active in the sunrise market of wind power. The company's range of business services includes the system development, licensing, production and marketing of wind turbines. Its offering is rounded off by a comprehensive after sales service. In addition, REpower has a majority interest in Denker & Wulf AG, a planning and operating company for wind turbines. Through its involvement in all decisive points of the value chain, Repower has comprehensive expertise in all aspects of wind power. With more than 530 employees, the company headquartered in Hamburg can rely on its experience in the production and installation of more than 1000 wind turbines worldwide. The high-quality, technologically sophisticated turbines are designed in the development centre in Rendsburg and produced in the plants in Husum (North Frisia) and Trampe (Brandenburg). The internationally expanding company is represented through subsidiary companies and joint ventures in France, Greece, Great Britain, Italy, Portugal and Spain as well as in Canada and Australia.

Contact:

Repower Systems AG

Bettina Linden
Corporate Communications and Public Relations
phone:+49 – 40 – 53 93 0– 714
fax: +49 – 40 – 53 93 0– 737
E-mail: b.linden@repower.de

Thomas Schnorrenberg/ Isabelle von Grone
Investor Relations
phone:+49 – 40 – 53 93 0– 723
fax: +49 – 40 – 53 93 0– 777
E-mail: t.schnorrenberg @repower.de

Pieter Wasmuth

born 11 May 1966, married, 3 children

Education

- Studied from 1987 to 1992 at the University of Mannheim
  Diplom-Kaufmann degree (equiv. MBA)

Previous activities:

- Since 2004, **Company Partners**, Hamburg
  Partner, responsible for the Business Consulting division

- 2001 - 2003, **BELLEVUE and MORE AG**, Hamburg
  Sole Director of BELLEVUE and MORE AG
  This media enterprise produces print material and online presences for various popular magazines and in-house publications for customers.

- 2000 - 2001, **TOMORROW Internet AG**, Hamburg
  Senior Vice President Finance & Controlling and Member of the Managing Board
  Authorised Officer of TOMORROW Ventures GmbH
  Managing Director of TOMORROW Networld Benelux B.V.

- 1996 - 1999, **Deutsche Shell AG**, Hamburg
  Active in various finance and controlling functions at Deutsche Shell AG, Hamburg – most recently as Divisional Manager

- 1992 - 1996, **Price Waterhouse GmbH**, Hamburg
  Auditing Manager (customers in commerce, industry and services)

Contact:
REpower Systems AG

Bettina Linden
Corporate Communications &
Public Relations
phone:+49 - 40 - 53 93 0- 714

fax: +49 - 40 - 53 93 0- 737
E-mail: b.linden@repower.de

Thomas Schnorrenberg
Investor Relations
phone:+49 - 40 - 53 93 0- 723

fax: +49 - 40 - 53 93 0- 777
E-mail: t.schnorrenberg @repower.de

8.

adhoc

REpower concentrates on core turbine construction business area and expansion of foreign operations

Denker & Wulf AG management buy-out

Hamburg, 30 December 2004. In light of the declining German wind energy market, REpower Systems AG (WKN 617703) has decided to concentrate in future on its core business area, turbine construction, and the expansion of its foreign operations. On 31 December 2004, REpower will therefore sell its share of 84.15 percent in its planning subsidiary, Denker & Wulf AG, by means of a management buy-out. The management buy-out is based on a financing arrangement with a large German bank.

A mandatory minimum price was agreed for the purchase of the share in Denker & Wulf AG. The final purchase price will be announced shortly based on an appraisal report. There is also limited participation in additional proceeds from the sale of four wind park projects in 2004. Both companies will work together in future according to a preferred supplier agreement.

Based on current information REpower is expecting sales to reach last year's levels with EBIT of EUR 5-10 million in 2004. Notwithstanding the transaction in 2004, cash flow is expected to be positive.

Based on existing orders, a clear rise in installation numbers compared to the same period last year is expected in the first six months of 2005. Based on current information, a two-figure rise in sales is expected for the whole of 2005. The proportion of foreign business is forecast to exceed 50 percent.

For your further information a telephone conference in English will be held for analysts and journalists on Monday, 3 January 2005, at 2 pm (CET). The number to dial is +49 (0)69 27113 400.

About REpower:
REpower Systems AG is operating in the future market wind energy. The spectrum of products and services covers the development, licensing, production and distribution of wind turbines; the group's activities are rounded out by an extensive after-sales service. REpower has total competence in the wind energy through its presence at the fundamental elements of the value chain. With more than 600 employees, Hamburg-based REpower can rely on its experience in the production and installation of more than 1,000 wind turbines worldwide. The high-quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (Nordfriesland) and Trampe (Brandenburg). The company, which is expanding internationally, is represented by subsidiaries in Australia, Canada, France, Greece, Italy, Portugal and Spain, among others.

Contacts:
REpower Systems AG

Bettina Linden
Corporate Communications &
Public Relations
Phone:+49 - 40 - 53 93 0 - 714
Fax: +49 - 40 - 53 93 0 - 737
E-mail: b.linden@repower.de

Isabelle von Grone/
Thomas Schnorrenberg
Investor Relations
Phone:+49 - 40 - 53 93 0 - 723
Fax: +49 - 40 - 53 93 0 - 777
E-mail: i.grone@repower.de

9.

Ad-Hoc

REpower revises earnings forecast for 2004

Hamburg, 27 January 2005. In a difficult market environment, REpower Systems AG (WKN 617703) has achieved a total output in the 2004 fiscal year equalling the previous year's level. However, contrary to the originally made forecasts for 2004, it will considerably fall short of the previously expected earnings before interest and tax (EBIT) by an amount between EUR 5-10 million. The variance is essentially due to unforeseen costs related to major international projects that were first implemented at the end of 2004. Here unexpectedly high costs in implementing foreign projects and in expanding the services abroad are reflected in the results. In particular, the implementation at short notice of the large-scale Troia project in Italy and the Portuguese Teixero project caused expenditure clearly in excess of budgetary appropriations in the areas of logistics and other external services.

In 2004, REpower Systems AG erected 161 turbines with a total rated power of 274.5 megawatts, of which 112 turbines totalling 187.5 megawatts were installed in Germany and 49 turbines totalling 87.5 megawatts were erected abroad. The considerable downward trend in Germany compared with the same period last year (in 2003, 183 turbines were erected in Germany totalling 283.8 megawatts and five turbines were erected abroad totalling 7.5 megawatts) was able to be compensated for, however, by the considerable increase in the foreign business. The proportion of foreign business transactions increased from three to around 32 per cent.

Concrete business figures will be published as soon as they are available. As an additional service at this point there will be a conference call for interested analysts, journalists and investors. Further information on how to dial in will be published in time.

About REpower:
REpower Systems AG operates in the sunrise market of wind energy. Its range of products and services covers the development, licensing, production and sales of wind turbines; the group's activities are rounded off by an extensive after-sales service. REpower's total expertise in wind energy is due to its involvement in all decisive areas of the value chain. With more than 560 employees, Hamburg-based REpower can rely on its experience in the production and installation of more than 1,000 wind turbines worldwide. The high-quality turbines are developed at the research and development division in Rendsburg and are assembled at the facilities in Husum (North Frisia) and Trampe (Brandenburg). The company, which is expanding

internationally, is represented by subsidiaries and joint ventures in France, Greece, Great Britain, Italy, Portugal and Spain as well as in Canada and Australia.

10.

NEWS

Publication according to § 25 WpHG
Martifer exceeds 5% threshold

4 February 2005. **In accordance with § 21 Par. 1 WpHG (German Securities Trading Act), Martifer - Construções metalomecânis, S.A., headquartered in Oliveira de Frades, Portugal, has informed us in writing on 1 February 2005 that their control of the voting rights has exceeded the 5% threshold due to the acquisition of shares on 31 January 2005.**

11.

Repower Systems AG
Statement of Correspondence to the
German Corporate Governance Code
(DCGK – Deutscher Corporate Governance Kodex)

Foreword:

In accordance with Section 161 AktG (German Stock Corporation Act) the management and supervisory boards of a company listed on the stock market must issue an annual statement to declare that they have behaved and will behave in accordance with the recommendations of the DCGK, or which recommendations were not or will not be applied (issuance of the so-called Statement of Correspondence). The company stated in 2003 that the recommendations were followed with the exception of the recommendations regarding 4.2.3 s. 7, 5.1.2 s. 5 and 5.4.1 s. 2.

The Supervisory Board, following oral discussions, issues the following Statement of Correspondence:

"The company observes the recommendations issued on 4 July 2003 by the "Government Corporate Governance Code Commission" (version of 21 May 2003) in the electronic Federal Gazette with the exceptions listed below. The recommendations shall also be followed in the future – with the exceptions listed below.

Since the issuance of last year's statement in accordance with Section 161 AktG, the company has met the recommendations of the "Government Corporate Governance Code Commission" with the exception of those announced in last year's Statement of Correspondence.

The Supervisory Board has therefore voted as in the previous financial year to fulfill the following recommendations of the DCGK in particular:

4.2.4 s.2 *"Compensation of the members of the Management Board shall be reported in the Notes of the Consolidated Financial Statements subdivided according to fixed, performance-related and long-term incentive components. The figures shall be individualized."*

5.4.5 s. 6: *"The compensation of the members of the Supervisory Board shall be reported in the Notes of the Consolidated Financial Statements, subdivided according to components."*

The following recommendations were not implemented for the reasons listed below:

4.2.3 s.7:

For extraordinary, unforeseen developments a possibility of limitation of variable compensation components (Cap) shall be agreed for by the Supervisory Board.

The variable income components of the members of the Management Board are linked on a percentage basis to the company profit (annual group balance sheet) and not to the chart development of the stock. An increase in the compensation of the members of the Management Board based on the corporate-external developments is therefore excluded. An increase of the variable compensation occurs only if the historical record profit is surpassed by 20 percent. From the company's perspective this represents a measure with an approximately similar effect to a cap. For that reason the Supervisory Board of REpower Systems AG does not see the need to introduce a cap to the service contracts of members of the Management Board.

5.1.2 s. 5

Stipulation of an age limit for members of the Management Board

The Supervisory Board appoints and discharges members of the Management Board. The Supervisory Board of REpower Systems AG, after extensive discussion, decided that the dependency of membership in the Management Board on a fixed age limit is not considered appropriate.

5.4.1 s. 2

Stipulation of an age limit for members of the Supervisory Board

In proposing members for the Supervisory Board, care will be taken that the Supervisory Board shall, at any time, consist of members who possess the knowledge, skills and expertise for the proper fulfillment of the tasks, also with regard to the international activities of the company, and who are sufficiently independent. For that reason, the Supervisory Board of REpower Systems AG, after extensive discussion, decided that the dependency of membership in the Management Board on a fixed age limit is not considered appropriate.

13.

Interim Report
First Quarter 2004

Our Driver is to be the Leading Technical Force in the Wind Industry



That does not mean adopting a new and different approach to everything. To us, it means optimizing our wind turbines down to the very last detail, thus guaranteeing our clients the technical edge in terms of performance and reliability.




THOMEN
THOMEN
THOMEN
THOMEN
THOMEN
REpower

Foreword

Dear Shareholders,



the first three months of financial year 2004 continued the previous restrained pre-year development. With approx. 330 megawatt once again a lower growth than in the comparable pre-year period was registered on the national market. Of course, the traditionally weak first quarter in the wind branch must not be overrated, the retrogressive trend in Germany is nevertheless undisputed as far as the market data reflect.

Public awareness rises with the growing significance of wind energy as a relevant supply sector. A wide variety of pressure groups are nevertheless trying to stir up bad spirits against the german wind branch via diverse media.

REpower Systems AG managed to assert their position in this adverse environment. With a total of 19 turbines in Germany a nominal output of 30 megawatt was installed. The foreign business developed successfully. After completing the first quarter, wind turbines for the wind park Ribamar in Portugal were delivered. Further turbines were shipped to Japan. This means that we are operating according to schedule.

The expansion of the international business and the installation of the prototype REpower 5M will be at the centre of focus in the running year. Just a few weeks ago we were able to begin building the substructure for the world's largest turbine at the onshore location of Brunsbüttel.

Due to the deliveries to Japan, Portugal and France agreed in the current quarter, we are convinced that we will be able to reach our envisaged export goal of 50 turbines

Rising prices for energy, a shortage of resources and climate protection are just a few of the arguments indicating the fact that we are moving in the right direction. Our trend-setting technology takes us closer and closer to our goal of producing electricity from wind at a competitive price. We sincerely hope that you will identify yourselves with our corporate policy in this respect.

Yours sincerely

A

6 Market

C

National development

In total an output of approx. 330 megawatt was newly installed in the first three months of financial year 2004. This increase thus lies slightly below the pre-year total of 353.5 megawatt. The number of turbines installed in Germany thus rises by approx. 199 to a total of 15,585 with an overall nominal output of 14,939 megawatt. The share of wind energy in the power supply rose to 6.2 percent (press release by VDMA of 21st April 2004).

For the year in general a noticeable decrease in expanding the output similar to the pre-year period is expected. The most recent forecasts assume a newly installed output of between 2,200 and 2,500 megawatt.

The step of passing the EEC amendment on 2nd April 2004 by the Lower House of German Parliament (Bundestag) gave the branch the urgently needed investment security. The shift of degression steps to the mid-year period requested by the branch was, however, not implemented. Wind energy turbines are primarily financed via funds, the main business of which lies in the last quarter of a year. This leads to an unnatural concentration of business for the wind energy branch at the end of each year. The onset of the next degression level at the turn of the year additionally enhances this pressure.

D

International development

Information on the results of the wind industry in the first quarter of 2004 are not available to date. In the recently updated BTM Survey „World Market Update 2003" detailed forecasts for the key world markets were, however, published.

The output to be newly installed will balance out with approximately 8.000 megawatt at the pre-year level (8,344 megawatt). This forecast implies a considerable drop in growth in the USA. After 1,818 megawatt in 2003 only 950 megawatt are expected in this country. Strong growth is, however, assumed in individual European countries as well as in China and Australia. The European growth regions are above all Great Britain, France and Italy. In these key markets REpower are already optimally positioned.

The worldwide installed wind energy output will raise by the end of the year to approx. 48,300 megawatt. The comparative figure as per 31st December 2003 was 40,301 megawatt. By the end of the year 2008 BTM assumes worldwide average growth rates in the wind industry of 10.8 percent.

E

Benchmarks REpower Systems Group

Benchmarks for the group in accordance with IFRS	01.01.04–31.03.04	01.01.03–31.03.03
Sales in thousand EUR	21,374.8	32,953.5
Total performance in thousand EUR	41,166.9	36,417.7
Operating result in thousand EUR	-3,296.9	-1,197.7
Result before taxes and minority shares in thousand EUR	-3,769.3	-1,283.7
Result before minority shares in thousand EUR	-2,384.8	-920.1
Deficit in thousand EUR	-2,318.1	-1,094.9
Investments in thousand EUR as per balance-sheet date	-457.8	-1,874.1
Employees as per balance-sheet date	537	452

Benchmarks for the group in compliance with IFRS as per 31st March 2004	
Total assets in thousand EUR	230,227.7
Shareholders equity in thousand EUR	109,212.6
Shareholders equity quota in %	47.4
Number of no-par shares* (1 EUR)	5,401,198
Result per share in EUR	-0.43
Closing price Xetra as per 31st March 2004 in EUR	17.88

*weighted average

A

8 Group Management Report

Business development

In the traditionally weak first quarter REpower installed 19 wind turbines in Germany with a nominal output of 30.0 megawatt. In the period under review only nine new turbines had any sales-related effect. Ten wind turbines were set up at their own project location. This wind park is part of Portfolio2, which is offered to the Buyer of Portfolio1 (41 wind energy turbines sold in December 2003) for purchase on a contractual basis. In the comparable pre-year period under review 18 wind turbines with a nominal output of 25.0 megawatt were installed.

C

Development of total output and turnover

Including the financial data of the consolidated investment companies, in particular of Denker & Wulf AG, a consolidated total output of EUR 41.2 million in comparison with the total output of the first quarter of 2003 amounting to EUR 36.4 million is registered, whereas the turnover dropped by EUR 11.6 million to EUR 21.4 million. The graphic presentation supplies detailed information on the differential development of the REpower Systems Group in the various quarters of the last two years.

Result

The earnings before interest and taxes (EBIT) totalled EUR minus 3.3 million in the first three months of the running financial year, in comparison with EUR minus 1.2 million in the first three months of 2003. The negative EBIT is based on the still typically low overall performance in the first quarter and the low share in turnover. In contrast with the pre-year period no own sales-related projects were realised.

D

Seasonal aspect

The sale of wind energy turbines in Germany is subject to intensive seasonal fluctuations. The graphic presentation illustrating the number of turbines installed by REpower Systems Group reflects these fluctuations for 2003 and 2004.

E

Overall performance of REpower Systesm Group in million EUR
2002 - 2003



300
250
200
150
100
50
0
Q I
Q II
Q III
Q IV
2003
2002

Sales of wind energy turbines in Germany
2002 - 2003



120
100
80
60
40
20
0
Q I
Q II
Q III
Q IV
2003
2002

A

Sales and order development
The processing of customer orders by REpower Systems Group according to wind energy turbine types for the respective first quarter of 2004 and 2003 is as follows:

The chart indicates that the number of wind energy turbines rose marginally from 18 turbines in the first three months of 2003 to 19 turbines in the first three months of 2004. On the other hand the volume in relation to the total nominal output rose by 20.0 percent in the first three months of this year with a total of 30.0 megawatt (as against the pre-year level of 25.0 MW).

C

The orders on hand of REpower Systems AG as per 31st March 2004 and as per 31st March 2003 are listed in the chart beside.

The orders on hand in the period under review (without Denker & Wulf AG) totalled 263 wind energy turbines, corresponding to approx. EUR 384.1 million (in the pre-year period EUR 196.2 million). This figure includes all undersigned purchase agreements which are, however, typically subject to suspensive conditions (e.g. financing commitments). The orders on hand include two substantial contracts which already existed as per 31st March 2003. These refer individually to 50 wind energy turbines of type MM70, as well as 25 wind energy plants of type MD77. The realisation of these contracts will be further delayed on the grounds of shifts in the project schedules. It is however assumed that the implementation of these projects will take place at a later point of time. 61.6 percent of the wind energy turbines in the order backlog are assigned to the national market and 38.4 percent to the international market. Of the 263 wind energy turbines 96 turbines will probably be set up in Q2 to Q4 of this year. Moreover Denker & Wulf AG plan approximately 40 additional turbines for 2004.

D

E

Installed wind energy turbine types for the respective first three-month period of the years 2004 and 2003.

Wind turbine type	Q I 2004 01.01.–31.03. Number	MW	Q I 2003 01.01.–31.03. Number	MW
MM 82	2	4.0	0	0
MM 70	1	2.0	0	0
MD 77	14	21.0	8	12.0
MD 70	2	3.0	6	9.0
57/1000	0	0	4	4.0
Total	**19**	**30.0**	**18**	**25.0**

Orders on hand as per 31st March 2004 as against 31st March 2003

Wind turbine type	31.03.04 No. of wind turbines	Total output in MW	31.03.03 No. of wind turbines	Total output in MW
MM 82	67	134.0	0	0
MM 70	58	116.0	51	102.0
MD 77	126	189	64	96
MD 70	7	10.5	20	30
57/1000	5	5.0	5	5.0
Total	**263**	**454.5**	**140**	**233.0**

A

Research & Development

All steps in developing the offshore turbine REpower 5M were completed according to the given schedule. It was thus possible to start the interior assembly of the main components in the first three months of the year. The to date most ambitious development project launched by REpower Systems AG is taking currently being manufactured at a production hall of Howaldtswerke-Deutsche Werft AG (HDW) in Kiel. The static rotor test with the 5M-rotor blade LM 61.5 has also been successfully completed. The new rotor blade has a length of 61.5 metres and ensures a swept area of over 12,000 square metres. The prototype of the REpower 5M model will be installed in the summer of this year at the onshore location of Brunsbüttel. After this three-month period construction work at the foundation was started. The wind energy turbine with a total weight of over 1,100 tons will be erected on a steel-concrete construction. About 40 concrete pillars with a length of 24 metres each support the foundation.

C

A further focus of development was on introducing an additional rotor blade for the 2 megawatt turbine MM82 which was successfully launched on the market last year. The rotor blade LM 40.0 was selected as a second variant. This blade was developed in cooperation with LM Glasfiber especially for the MM82 and promises to feature an improved efficiency with a weight of slightly less than 6,290 kilograms.

Investments and financing

REpower Systems Group will invest approx. 13 million EUR in the running financial year 2004 in various corporate divisions. Of this investment total approx. EUR 5.0 million result from installing the 5M prototype.

D

To bridge terms of payment granted to customers interim financing options in the amount of EUR 46 million for established wind parks have been made available by German credit institutes. Of these amounts EUR 20 million payment are still entered in the balance sheet on the balance-sheet date as part of the short-term bank liabilities.

Employment situation

The number of employees on the payroll of REpower Systems Group was 537 as per 31st March 2004 as against 452 employees in the pre-year period. The number of employees thus rose absolutely by 85. This figure corresponds to an increase rate of 18.8 percent. At present 40 apprentices are accomplishing their training at REpower Systems AG. In comparison with 31st December 2003 the number of trainees has thus risen slightly by 12.

Workforce development	31.03.04	31.03.03	31.12.03
Employees of REpower Systems Group	537	452	524
Employees of REpower Systems AG	496	432	484

E

Changes in the corporate organs

Mr. Olaf Struck was appointed from the Supervisory Board as per 1st January 2004 to the Executive Board. He takes over the divisions Production, Purchase and Service of Mr. Hugo Denker retiring from the Executive Board as per 31st December 2003.

The share

After its good start into 2004 the REpower share reached its maximum rate of the first quarter on 5th February 2004 with EUR 23.81. The share registered its lowest rate on 22nd March 2004 at a level of EUR 16.51 Euro. At this point of time the fears of terror due to the terrorist attacks on the Spanish capital of Madrid shook the stock exchange environment. Increasing pressure was additionally exerted on the REpower share by publishing the preliminary financial figures of the lapsed financial year 2003 as per 4th March 2004. At the end of the quarter the share price recovered slightly before closing as per 31st March 2004 at a price of EUR 17.88. The trading volume increased drastically in the period under review. The average daily turnover was 16,844 no-par shares* in comparison with 5,662 no-par shares* in the appropriate pre-year period.

**on Xetra*

The first quarter was accompanied by diverse Investor Relations measures. In addition to the publication of the Annual Report 2003, focus was for example on a telephone conference, individual meetings with analysts and investors as well as the relaunch of the REpower website. Moreover investors were informed by press releases and ad-hoc memos.

Publication in compliance with § 25 WpHG

T. Rowe Price Associates, Inc., with company headquarters in Baltimore, Maryland, informed us as per correspondence dated 11th March 2004 in compliance with § 21 par. 1 WpHG that their proportion of voting rights exceeded the threshold of 5 % by purchasing shares on 10th March 2004. 270,400 shares corresponding to 5.01 % of the capital stock of REpower Systems AG are therefore now assigned to the corporation.

Dividend

In order to ensure that shareholders share in the success of REpower Systems AG in future, too, Executive Board and Supervisory Board will propose to the General Meeting convened on 09th June 2004 to distribute a dividend in the unaltered amount of EUR 0.60.

14 Forecast

By passing the Erneuerbare-Energien-Gesetz (EEC) (law governing renewable energies) in the Bundestag (Lower House of German Parliament) on 02nd April 2004 the wind park developers and operators were granted the planning guarantee required for their projects. The amendment of the law governing renewable energies (EEC) stipulates a noticeable reduction in wind power remuneration, however, REpower will be able to compensate this reduction due to the profitability of the technology offered and the optimally filled project pipeline with high-income locations. For the German market we proceed in the course of the year once again on the assumption of a noticeable drop in the newly installed output as against the pre-year period. We assume an increase ranging between 2,200 and 2,500 megawatt (pre-year comparative value: 2,645 megawatt). World-wide a stable development of installed wind energy is expected. The European market will continue to take over the role of a locomotive. The greatest growth potential lies in the markets of Great Britain, France, Italy, Japan, China and Australia. The progress in internationalisation in the above-mentioned important key markets will thus be decisive in the running year. In each of the above-mentioned key markets REpower are already represented by joint ventures, branch offices or commercial partnerships.

Construction work at wind park Ribamar, to the north of the Portuguese capital Lisbon was already started in April. In the running month REpower will install three turbines of the type MM82 at this location. In May six turbines were also shipped to Japan. In the course of the year REpower are going to install 9 further turbines in Portugal. Moreover further projects are in the order backlog in France, Cyprus and Japan and these are also scheduled to be realised in the running year. In so far it can be assumed that REpower will reach the prognosticated order of magnitude of 50 turbines for the international market.

The completion of the to date most ambitious development project launched by REpower Systems AG, the offshore turbine REpower 5M, is of substantial significance. Construction work for establishing the prototype was started according to schedule. The components have already been completed and are currently being mounted in a production hall of Howaldtswerke-Deutsche Werft AG (HDW) in Kiel. In summer of the running year the turbine will be installed at the onshore location of Brunsbüttel and then tested.

To enlarge the capital base REpower plan to apply for the right to issue profit participation rights with a volume of up to EUR 30 million within the scope of the General Meeting convened on 9th June at the Hotel Hafen Hamburg. An initial tranche of EUR 10 million will serve to convert a subsequently ranking loan of European Private Funding I Limited Partnership, Whiteley Chambers, which will be accrued to REpower within the scope of a bond flotation accompanied by HypoVereinsbank. The bond flotation bundles profit participation rights of medium-sized corporations.

In general the REpower Systems Group expect a moderate improvement in terms of turnover and proceeds for the overall year 2004 on the basis of the previous business situation and the high order backlog.

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16 Consolidated accounts

Consolidated financial statement as per 31.03.2004 in compliance with IFRS

Assets (thousand EUR)	31.03.04	31.12.03
Current assets		
Liquid assets	896.0	886.6
Shares in project corporations	4,804.3	404.3
Future accounts receivable from contract orders	6,988.7	972.0
Trade accounts receivable	60,663.2	115,916.2
Intragroup receivables	542.8	3,291.3
Accounts receivable from project corporations	13,120.1	13,054.2
Inventories	81,782.8	53,690.3
Short-term prepaid expenses and deferred charges	20,766.3	17,125.8
Total current assets	**189,564.3**	**205,340.7**
Non-current assets		
Property, plant and equipment	27,700.3	28,464.7
Intangible assets	2,932.3	2,887.2
Goodwill	1,665.7	1,833.1
Financial assets	1,104.8	1,083.7
Borrowings	116.4	138.5
Deferred taxes	3,152.8	1,034.3
Long-term prepaid expenses and deferred charges	3,991.2	3,522.5
Total non-current assets	**40,663.4**	**38,964.0**
Total assets	**230,227.7**	**244,304.8**

Liabilities (thousand EUR)	31.03.04	31.12.03
Short-term liabilities		
Short-term loans and short-term percentage of long-term loans	45,246.7	21,908.9
Trade accounts payable	20,014.2	50,157.5
Intragroup liabilities	161.6	45.8
Accounts due to project corporations	0.0	670.0
Advance payments received	5,623.1	2,384.1
Provisions	29,575.7	33,140.3
Deferred sales	43.2	46.4
Income tax liabilities	3,105.7	4,367.5
Other short-term liabilities	2,923.1	7,442.5
Total short-term liabilities	**106,693.4**	**120,163.1**
Long-term liabilities		
Long-term loans	9,785.2	8,938.7
Deferred taxes	1,644.6	713.7
Total long-term liabilities	**11,429.8**	**9,652.4**
Minority interests	2,891.9	2,958.6
Equity capital		
Subscribed capital	5,401.2	5,401.2
Capital reserve	79,371.2	79,371.2
Balance-sheet profit/balance-sheet loss (incl. Profit reserves)	24,440.2	26,758.3
Total equity capital	**109,212.6**	**111,530.7**
Total liabilities	**230,227.7**	**244,304.8**

C

D

E

Consolidated income statement (total cost method) for the period 01.01. – 31.03.2004 in compliance with IFRS

Income statement (thousand EUR)	**01.01.04–31.03.04**	**01.01.03–31.03.03**
Sales	21,374.8	32,953.5
Changes in finished goods and work in progress	19,792.1	3,464.2
Total performance	**41,166.9**	**36,417.7**
Other operating income	729.8	556.2
Cost of materials/cost of purchased services	-33,482.3	-28,403.2
Personnel expenses	-5,804.9	-5,090.0
Depreciation on property, plant and equipment (and intangible assets)	-1,178.1	-791.9
Depreciation on goodwill	-167.5	-113.1
Other operating expenses	-4,560.8	-3,773.4
Operating result	**-3,296.8**	**-1,197.7**
Interest income/expenses	-502.7	-6.0
Income from investments	30.2	0.0
Income/expenses from financial assets accounted according to the equity method	0.0	-80.0
Result before taxes (and minority shares)	-3,769.3	-1,283.7
Taxes on income	1,402.0	388.4
Other taxes	-17.5	-24.8
Result before minority shares	**-2,384.8**	**-920.1**
Minority shares	66.7	-174.8
Surplus	**-2,318.1**	**-1,094.9**
Profit per share	-0.43	-0.20
Average number of shares in circulation	5,401,198	5,396,931

Statement of cash flows for the corporation for the first three months of 2004 in compliance with IFRS

Cash flow (thousand EUR)	31.03.04	31.03.03
Cash flow from business activities		
Annual result	-2,318.0	-1,094.9
Adaptations for:		
Minority shares	-66.7	178.1
Depreciation	1,345.5	905.0
Increase/reduction of provisions and accumulated depreciation	-4,752.2	1,406.1
Change of long-term accruals and deferred income	-468.7	0.0
Change of net current assets	-17,456.9	-19,558.7
Funds achieved/invested from operational activities	**-23,717.0**	**-18,164.4**
Cash flow from investment activities		
Acquisition of assets	-457.8	-1,874.1
Funds achieved/applied from investment activities	**-457.8**	**-1,874.1**
Cash flow from financing activities		
Own equity capital transaction	0.0	-14.5
Dividend distribution to minority partners	0.0	-3.3
Payments in from raising long-term loans	1,242.0	0.0
Payments from repaying loans	-395.6	-302.6
Funds achieved/applied from financing	**846.4**	**-320.4**
Increase/reduction of liquid funds	**-23,328.4**	**-20,358.9**
Liquid funds at the beginning of the period	-21,022.3	5,441.6
Liquid funds at the end of the period	**-44,350.7**	**-14,917.3**
Cash in bank	896.0	1,147.0
Short-term bank liabilities	-45,246.7	-16,064.3
Liquid funds at the end of the period	**-44,350.7**	**-14,917.3**

Development of the consolidated equity capital for the first three months of 2004 in compliance with IFRS

Consolidated equity capital (thousand EUR)	2003
Equity capital at the beginning of financial year	**108,610.3**
Subscribed capital as per 1st January 2003	5,401.2
Changes:	
Subscribed capital as per 31st March 2003	**5,401.2**
Capital reserve as per 1st January 2003	79,385.7
Changes:	
Loss from the own equity capital transaction	-14.5
Capital reserve as per 31st March 2003	**79,371.2**
Balance-sheet profit	23,823.4
Changes:	
Consolidated three-month result 2003	-1,094.9
Balance-sheet profit as per 31st March 2003	**22,728.5**
Equity capital as per the end of the period under review	**107,500.9**

Consolidated equity capital (thousand EUR)	2004
Equity capital at the beginning of financial year	**111,530.7**
Subscribed capital as per 1st January 2004	5,401.2
Changes:	
Subscribed capital as per 31st March 2004	**5,401.2**
Capital reserve as per 1st January 2004	79,371.2
Changes:	
Capital reserve as per 31st March 2004	**79,371.2**
Balance-sheet profit	26,758.3
Changes:	
Consolidated three-month result 2004	-2,318.1
Balance-sheet profit as per 31st March 2004	**24,440.2**
Equity capital as per the end of the period under review	**109,212.6**

A

22 Notes

Balancing and accounting

The given consolidated interim financial statement for the period from 1st January 2004 to 31st March 2004 was prepared on the basis of the individual financial statements converted to IFRS of all companies incorporated according to commercial law. The consolidation bookings required were taken into account. The accounting and valuation methods in compliance with IFRS were observed.

C

The IFRS principles were applied to the annual financial statements of the REpower Systems Group as per 31st December 2003. The balancing and accounting methods in the consolidated financial statement for 2003 were applied in an unmodified form for the interim financial statement as per 31st March 2004. For the three-month financial statement the information stipulated in the International Accounting Standards (IAS) 34 was observed. The individual financial statements used as a basis are prepared in Euro resp. have been converted to Euro using the official exchange rate.

In the period from 31st March 2004 to the point of time of preparing this interim statement no incidents have become known which have any substantial influence on the asset, financial and earnings situation of the Group.

All companies to be consolidated

The companies to be consolidated include the following national and international corporations in the period under review shown below which are included within the scope of full-scale consolidation:

Denker & Wulf AG, Sehestedt, operate the project planning of wind parks. REpower Betriebs- und Beteiligungsgesellschaft mbH, Rendsburg, hold shares in national wind park corporations as interim holding without exercising their own business activities.

D

For the sale of wind energy turbines of the parent company in European countries investments are held in five foreign sales corporations.

In so far as wind energy turbines are held and operated in the group's own stock, the wind park project and operating corporations established for this purpose have been included in the companies to be consolidated. These corporations operate a total of nine wind energy turbines.

Holdings evaluated according to the equity method:
The following foreign investments have been included in the three-month financial statement 2004.
The companies serve as sales corporations to develop sales markets on the international market.

E

All companies to be consolidated

	Group share in nominal capital	
	31.03.04 [in %]	31.12.03 [in %]
Denker & Wulf AG, Sehestedt	84.15	84.15
REpower Betriebs- und Beteiligungs GmbH, Rendsburg	100.00	100.00
Sales corporations		
REpower España S.L., La Coruna, Spain	100.00	100.00
REpower S.A.S., Belfort, France	100.00	100.00
Fermes Eoliennes de France S.A.S., Lyon, France	100.00	100.00
REpower Diekat A.E., Athens, Greece	60.00	60.00
REpower UK Ltd., Edinburgh, Great Britain	67.00	67.00
Wind park project and operating corporations:		
REpower Neuland GmbH & Co. KG	100.00	100.00
Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG	84.15	84.15
Regenerative Energiewandlung REW GmbH	84.15	84.15
Regenerative Energiewandlung REW GmbH & Co. Neun Wind KG	84.15	84.15
Regenerative Energiewandlung REW Wind Westerau VI GmbH & Co. KG	73.71	73.71

Holdings evaluated according to the equity method:

	Group share in nominal capital	
	31.03.04 [in %]	31.12.03 [in %]
Aioliki REpower A.E., Drama, Greece	49.00	49.00
Notus Energy Pty. Ltd., Maryborough, Australia	50.00	50.00
REpower Wind Corp., Val Caron, Canada	50.00	50.00

24 Explanations

Explanations on the financial statement

Assets

The total assets dropped as against the end of the year 2003 by thousand EUR 14,077. This development refers in particular to the short-term assets. The accounts receivable from trading dropped by thousand EUR 55,253. The inventories consisting of raw materials and supplies as well as of wind turbines in construction rose by thousand EUR 28,093 in relation to the balance-sheet date, as well as the semi-finished products in accordance with IAS 11 (percentage-of-completion method) by thousand EUR 6,017. The assets dropped in the period under review by a total of thousand EUR 888.

Liabilities

The equity capital diminished due to the negative three-month result 2004 by thousand EUR 2,318. The equity capital quota corresponds to 47.4 percent. The result per share is EUR minus 0.43 in comparison with EUR minus 0.20 in the comparative pre-year period. The loan liabilities of the corporation are split up into thousand EUR 45,247 for short-term liabilities and into the amount of thousand EUR 9,785 for long-term liabilities. The trade accounts payable receivable from trading dropped as per 31st March 2004 by thousand EUR 30,143. The increase in short-term bank liabilities by thousand EUR 23,338 is due to the fact that the increased net current assets had to be financed by bank credits. The reserves declined according to expectations by thousand EUR 3,565. The long-term liabilities increased primarily by a total of thousand EUR 1,777 due to raising a new long-term loan.

Explanations on income statement

Total performance

In the first three months of 2004 a total performance of thousand EUR 41,167 was achieved by the sale of wind energy turbines and wind parks as well as by income from service and license fees. As against the comparative pre-year period of thousand EUR 36,418 the total performance increased by thousand EUR 4,749.

Cost of materials

The quota for cost of materials in relation to the total performance is 81.3 % in the period under review as against the pre-year level of 78.0 %.

Personnel expenses

Due to the higher number of employees on the payroll and increases in negotiated wages the personnel expenses rose to thousand EUR 5,805 (as against the comparative pre-year period of thousand EUR 5,090).

Depreciation

The depreciations rose as against the comparative pre-year period by thousand EUR 441.

Financial result
Due to the higher level of short-term bank liabilities in the running business year the financial result deteriorated by thousand EUR minus 386 to thousand EUR minus 472 (comparative pre-year period: thousand EUR 86).

Result
Taking tax effects and minority shares into account these developments lead in total to a result of thousand EUR minus 2,318.

Explanations on the cash flow statement

A cash flow statement of the pre-year balance-sheet date was compared with the cash flow statement as per 31st March 2004. The cash flow statement as per 31st March 2003 reflects the liquidity flow between the three-month statement as per 31st March 2003 and the consolidated financial statement as per 31st December 2002.

The cash flow statement shows a high outflow of funds in the amount of thousand EUR 23,328 as per the balance-sheet date. This development is characterised by the outflow of funds from operational activities of thousand EUR minus 23,717 and of the investment activities corresponding to thousand EUR minus 458. In contrast an inflow of funds from financing activities in the amount of thousand EUR 846 was achieved.

The outflow of funds from operational activities is due to the increase in inventories by thousand EUR 28,093. At the same time the trade accounts payable were reduced drastically by thousand EUR 30,143. In contrast the extremely high accounts receivable from trading were reduced by thousand EUR 55,253. The outflow of funds from investments corresponding to thousand EUR 458 is based primarily on investments at the locations Trampe and Husum. In the sector of financing activities a cash inflow corresponding to a total of EUR 846 is booked which results from incorporating a new loan.

14.

Interim Report

First Half-year 2004

Our Driver is to be the Leading Technical Force in the Wind Industry



That does not mean adopting a new and different approach to everything. To us, it means optimizing our wind turbines down to the very last detail, thus guaranteeing our clients the technical edge in terms of performance and reliability.



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Foreword

Dear Shareholders,



When I forecasted the margin of 40 - 50 US-Dollars per barrel oil at the beginning of the year for 2005, I was only smiled at by my former colleagues from the mineral oil industry and by the energy suppliers. From today's point of view my forecast seems to be more realistic than ever. In the mean time there have been several price pushes for gas and imported coal and electricity will soon follow. The gap dividing wind energy and conventional electricity is now beginning to close. This is also predestined by the Erneuerbare-Energien-Gesetz (law governing renewable energy). We have no difficulty in living with this law which came into force on 1st August. The lasting uncertainty in the last few weeks and months has led to a drastic holdup in investments within the wind energy sector. That situation is also reflected in the market data for the first half of 2004. With 731 megawatt of newly installed output, growth in Germany was over 12 percent less than in the pre-year period.

Once again the internationalisation approach adopted by REpower has proven to be the right decision. Whereas the business activities were characterised in the first quarter exclusively by sales on the national market, we finally managed the breakthrough in the second quarter. With ten installed wind turbines on international terrain our foreign quota rose to 20 percent. This makes as additionally independent of retrogressive developments on our national market and consistently secures our corporate growth.

Supported by a stable development in terms of order inflow, our forecast for the future continues to look optimistic. At the end of the period under review we succeeded in acquiring noteworthy projects in Italy, France, Japan and Australia, the majority of which will be realised in the running year. Our envisaged goal of a total of 50 wind turbines on the international market should therefore at least be reached. And in the first half-year of 2005 further foreign projects will ensure a more balanced utilisation of our production capacities.

The installation of the worldwide largest wind energy turbine REpower 5M in these days is arousing great public interest. About 50 lorry transports were required last week alone to install a crane which was developed by Liebherr especially for this purpose. After successfully completing the machine test, the wind turbine will be installed in the next few weeks. It will naturally be a pleasure to keep you up to date with regard to the progress in construction work.

Yours sincerely,

A

8 Market

C

National development
In the first half year of 2004 wind turbines with an output of 731 megawatt in total were installed. In comparison 835 megawatt were installed in Germany in the comparative pre-year period. That represents a decline of approx. 12.5 percent. With 63.5 megawatt of installed output in Germany REpower has now advanced to the third-largest manufacturer following Enercon and Vestas. The number of wind turbines installed in Germany has risen by 433 since the beginning of the year to 15,797 with a total nominal output of 15,327 megawatt. The share of wind energy in the power supply rose to 6.5 percent (Press Release by VDMA of 15th July 2004).

The Bundesrat (Federal Council of Germany) rejected the amendment of the regulations governing renewable energies (Erneuerbare Energien-Gesetz) on 14th May and assigned it to the arbitration commission of the Federal Council of Germany and to the Bundestag (Lower House of German Parliament). In its meeting held on 17th June 2004 the arbitration commission approved a compromise on the amendment of the laws governing renewable energies, enforcing the law on 1st August 2004. As against the law resolved by the Lower House of German Parliament on 2nd April 2004 there is one restriction stipulating that a compensation will only be paid for electricity produced from wind, if a reference value of at least 60 percent is documented. That regulation is designed to prevent an installation of wind energy turbines at locations at which the stipulated standards are not reached.

The compromise achieved is generally assessed as positive and restores the planning security for investments in the wind-sector. For the overall year an increase in installed performance ranging between 2,200 and 2,500 megawatt is expected.

D

International development
Information on the results of the wind industry in the first half-year of 2004 are not available to date. In all, however, a vivid stimulation among the European core markets of REpower Systems AG is, however, noticed. These include above all France, Portugal, Italy and Great Britain.

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Benchmarks REpower Systems Group

Benchmarks for the group in accordance with IFRS	01.04.04 – 30.06.04	01.04.03 – 30.06.03	01.01.04 – 30.06.04	01.01.03– 30.06.03
Sales in thousand EUR	44,353.9	44,828.1	65,728.7	77,781.6
Total performance in thousand EUR	43,142.3	41,995.8	84,309.2	78,413.5
Operating result in thousand EUR	-5,530.5	-1,554.1	-8,827.3	-2,751.8
Result before taxes and minority shares in thousand EUR	-5,975.3	-1,413.1	-9,744.6	-2,696.7
Result before minority shares in thousand EUR	-3,811.3	-1,108.7	-6,196.1	-2,028.8
Deficit in thousand EUR	-3,567.9	-1,144.2	-5,886.1	-2,239.2
Investments in thousand EUR as per balance-sheet date	6,716.4	2,849.3	7,174.2	4,723.4
Employees as per balance-sheet date	549	481	549	481

	30.06.04	31.12.03
Total assets in thousand EUR	240,217.0	244,304.8
Shareholders equity in thousand EUR	102,412.0	111,530.7
Shareholders equity ratio in %	42.6	45.7
Number of no-par shares*	5,401,198	5,400,31
Result per share* in EUR	-1.09	1.14
Closing price Xetra as per 30th June 2004 resp. 31st December 2003 in EUR	18.28	19.10

weighted average

A

10 Group Management Report

Business development

C

Development of turnover and total output
In the period from January to June 2004 a total of 50 wind turbines with a nominal output of 80 MW were established. As against the pre-year period that represents an increase of the installed output by almost 20 % (per-year period: 44 turbines and an output of 67 MW).

In the first half of financial year 2004 a consolidated total output of EUR 84.3 million was achieved as against the total output in the first half-year of 2003 with EUR 78.4 million. The total output therefore only rose by 7.5 % (EUR 5.9 million) and thus reflects a by far lower rate of increase than the installed output. At the same time the net sales in the first half-year of 2004 with EUR 65.7 million are even considerably lower than in the first half-year of 2003 with EUR 77.8 million.

Due to the application of more stringent IFRS regulations in terms of realising profits, of the 50 wind turbines previously installed in 2004 only 35 turbines have already had any effect on sales. Moreover, the net sales dropped on the basis of the assessment according to the percentage-of-completion method in IFRS of EUR 36.5 million as per 30th June 2003 to EUR 14.1 million as per 30th June 2004, as here, too, narrower benchmarks were applied.

Resulting from the positive business development – in particular in foreign countries – we expect these effects to be offset in the third and fourth quarter of 2004 and adhere in the defined scope to our sales expectations for the whole year.

For the very first time in the first half-year period an export ratio of approx. 20 percent in the group sales was achieved.

D

Result
The afore-mentioned effects in sales development also have a substantial impact on the result. The earnings before interest and taxes (EBIT) was -8.8 million EUR in the completed half-year of 2004 as against -2.8 million EUR in the first six months of 2003.

The main reason for the deficit is the low turnover in the first half-year period as a result of the seasonal situation. As measured by the sales in the whole year 2003 corresponding to 285.5 million EUR, the sales in the first half-year of 2004 only totalled 23 percent. The share in the total personnel and material costs plus depreciation on this comparative basis reaches 47 percent. This seasonal effect will be offset again in the second half-year period.

E

The effect following the result in the first half-year from the modified application of IRFS regulations in calculating the sales amounts to a total of 5.0 million EUR. This effect, too, will be offset with a scheduled sales development. In this context the contribution from project development is still negative as against the previous year.

In comparison with the first half-year period of 2003, not only the personnel and material costs, but also the write-offs rose by a total of 5.5 million EUR, corresponding largely to the difference in EBIT. Among others the development costs for the 5M model (0.60 million EUR), a project development allowance for the Sardinia contract (0.4 million EUR), legal and consulting fees for diverse projects (1.0 million EUR), fair costs (0.3 million EUR) as well as individual reserves contributed to that development.

For the whole year 2004 the company is according to schedule in terms of costs and write-offs.

Investments, financing and accounting

REpower Systems Group will invest approx. 13.0 million EUR in the running financial year 2004 in various corporate divisions. Of this investment total approx. 5.0 million EUR result from installing the 5M prototype at Brunsbüttel.

From a bond-issue (PREPS) 10.0 million EUR were accrued to REpower Systems AG in May as junior loan. The novel financing instrument PREPS bundles profit participation rights and junior loans of various middle-class enterprises and requires an individual rating with an assessment of at least „Baa3". The annual general meeting agreed to converting junior loan into a profit participation right on 9th June 2004. As per the balance-sheet date the implementation of the resolution had not yet been completed.

The application of stringent IFRS regulations with regard to the project companies leads to a consolidation of two project corporations for the very first time. These are included in the stock value totalling EUR 26.6 million EUR. The external financing which has already been paid out for one of the project corporations totals 18.7 million EUR – despite the fact that it has been granted in the long term – is listed in the short-term bank liabilities and thus causally responsible for their increase.

A

Seasonality of wind turbines in total output and sales
The graphic presentation beside reflects the varying development of cumulated general output of the REpower Systems Group in the individual quarters.

A similar development is shown in the sale of wind turbines in Germany. This market is subject to intensive seasonal fluctuations. The graphic presentation „Sale of wind turbines in Germany" reflects these fluctuations.

C

D

E

Total (cumulated) output of the REpower Systems Group in million EUR

2002-2004



300
250
200
150
100
50
0
2003
2002
2004
Q I
Q II
Q III
Q IV

Sale of wind turbines in Germany

2002-2004



120
100
80
60
40
20
0
2003
2002
2004
Q I
Q II
Q III
Q IV

C

Sales development according to wind turbines
The table beside shows that the number of wind turbines rose from 44 turbines in the first half-year of 2003 to a total of 50 turbines in the first half-year of 2004, making it possible to raise the pre-year result considerably by approx. 14 percent. The volume in relation to the total nominal output rose in the first six months of this year with 80.0 megawatt (pre-year 67.0 megawatt) by just under 20 percent. This development depends last but not least on the successful introduction of the MM line. Its numeric share in the total volume rose from 14 percent in the first half-year of 2003 to 30 percent in the first half-year of 2004.

Sales development according to regions
In the first six months of 2004 a total of ten wind turbines were delivered to foreign countries. Three turbines were installed in Portugal. Seven turbines were sold to Japan. The foreign share in the first half-year of 2004 thus reached approximately 20 percent.

Order development in terms of wind turbines
The orders on hand in the period under review (without Denker & Wulf AG) totalled 245 wind turbines, corresponding to approx. 364.6 million EUR (in the pre-year period 225.1 million EUR) and representing an increase of over 60 percent. This figure includes all undersigned purchase agreements which are, however, typically subject to suspensive conditions (e.g. financing commitments). The orders on hand include one substantial contract (Sardinia) which already existed as per 30th June 2003. It refers to 50 type MM70 wind turbines. The realisation of this contract has been delayed on the grounds of shifts in the project schedules. It is, however, assumed that the implementation of this project will take place at a later point of time. In the second quarter of this year the building permit was granted and the prerequisites for connection to the network were realised.

D

Approximately 62 percent of the wind energy turbines in the order backlog are assigned to the national market and about 38 percent to the international market. Of the 245 wind turbines in stock 100 turbines will probably be set up within the course of this year. At present down payments for 65 turbines have already been made. Moreover Denker & Wulf AG has planned 20 additional turbines for 2004.

After the balance-sheet date 30th June 2004 further foreign orders were concluded. These refer individually to one wind turbine in Great Britain, eleven wind turbines in France, 19 wind turbines in Italy and six turbines in Australia. Of the total of 37 turbines 20 will be installed this year. The remaining 17 wind turbines are to be installed in spring 2005. Down payments have already been received for most of the projects in concern.

E

Installed wind energy turbine types for the respective first half-year 2004/2003

Wind turbine type	Q II 2004 01.04.–30.06. Number	MW	Q II 2003 01.04.–30.06. Number	MW	1. half-year 2004 01.01.–30.06. Number	MW	1. half-year 2003 01.01.–30.06. Number	MW
MM 82	10	20.0	1	2.0	12	24.0	1	2.0
MM 70	2	4.0	5	10.0	3	6.0	5	10.0
MD 77	12	18.0	10	15.0	26	39.0	18	27.0
MD 70	2	3.0	10	15.0	4	6.0	16	24.0
57/1000	5	5.0	0	0.0	5	5.0	4	4.0
Total	**31**	**50.0**	**26**	**42.0**	**50**	**80.0**	**44**	**67.0**

Sales development according to regions

Region	Q II 2004 01.04.–30.06. Number	MW	Q II 2003 01.04.–30.06. Number	MW	1. half-year 2004 01.01.–30.06. Number	MW	1. half-year 2003 01.01.–30.06. Number	MW
National	21	33.5	23	37.5	40	63.5	40	61.0
International	10	16.5	3	4.5	10	16.5	4	6.0
Total	**31**	**50.0**	**26**	**42.0**	**50**	**80.0**	**44**	**67.0**

Orders on hand as per 30th June 2004 as against 30th June 2003

Wind turbine type	30.06.04 No. of wind turbines	30.06.04 Total output in MW	30.06.03 No. of wind turbines	30.06.03 Total output in MW
MM 82	74	148.0	8	16.0
MM 70	56	112.0	52	104.0
MD 77	114	171.0	87	130.5
MD 70	1	1.5	6	9.0
57/1000	0	0.0	5	5.0
Total	**245**	**432.5**	**158**	**264.5**

Research and Development

The development activities once again focused on installing the 5 megawatt prototype wind turbine, REpower 5M. In April the construction of the foundation was started at the Brunsbüttel site. This foundation has meanwhile been completed and dried out. About 40 concrete pylons with a length of 24 metres each support the foundation of which at the surface only a circular plate with a diameter of approx. 23 metres can be seen. About 1,300 square metres of concrete and approx. 180 tons of steel were used in the foundation. In the halls at Howaldswerke-Deutsche Werft AG (HDW) in Kiel the machine was mounted in the mean time. After the end of the period under review the turbine was tested in detail. Meanwhile the tests are finished.

The research and development sector was able to secure a series of secondary suppliers for the 2-megawatt-series MM70 and MM82. In detail these are manufacturers of gears, generators, alternator-converter systems and of rotor blades.

Employment situation

The number of employees on the payroll of REpower Systems Group was 549 in the period under review as against 481 employees in the pre-year period. The number of employees thus rose absolutely by 68. This figure corresponds to an increase rate of about 14 percent. About 97 percent of the employees currently work in Germany. At present 40 apprentices and on-the-job trainees are accomplishing their training at REpower Systems AG. The rise in employment figures is at present slightly under schedule.

Workforce development	**30.06.04**	**30.06.03**	**31.12.03**
Employees of REpower Systems Group	549	481	524
Employees national	533	496	484
Employees international	16	12	16

The share

The REpower Systems AG share ranged between 16.27 EUR and 18.68 EUR in an extremely weak environment. This amount already contains an adjustment by payment of the dividend of 0.60 EUR in June 2004. The comparative index TecDax was outperformed in the second quarter with about 7 percent.

The average daily trading volume in the period under review was 10,000 no-par shares as against 8,480 no-par shares in the corresponding pre-year period under review.

The Investor Relations activities were above all associated with the publication of the Q1 results. A series of roadshows were organised in Germany and Great Britain, among others an event focusing on REpower 5M/off-shore within the scope of the WindEnergy 2004 exhibition in Hamburg.

The regular general annual meeting of REpower Systems AG took place on 9th June 2004. 26.515 percent of the capital stock of the company were represented. The proposals brought forward by management were approved with the respective majorities required. That also included distribution of a dividend in an unaltered amount of 0.60 EUR. You will find information on the agenda as well as the complete results of the vote in the Internet under: www.repower.de/hauptversammlung.

Publication in compliance with § 25 WpHG

Morgan Stanley & Co. International Limited, with registered office in Great Britain, London informed us per correspondence dated 28th May 2004 in compliance with § 21 par. 1 WpHG that their proportion of voting rights exceeded the threshold of 5 % by purchasing shares on 27th May 2004. At that point of time 281,000 shares resp. appropriately 5.20 % of the capital stock of REpower Systems AG were assigned to the corporation.

Per correspondence of 2nd June 2004 the company informed us in compliance with § 21 par. 1 WpHG that they have fallen below the threshold of 5 % by selling shares on 28th May 2004. 237,181 shares resp. 4.39 % of the capital stock of REpower Systems AG are now assigned to the company.

Dividend

The annual general meeting of REpower Systems AG resolved upon the distribution of a dividend on 9th June of 0.60 EUR per share which was distributed to its shareholders on 10th June 2004. The total amount corresponds to 3,240,718.80 EUR.

18 Forecast

All in all REpower Systems Group is optimally positioned for the future due to the high backlog of orders. The forecast target from the start of the year of 190 turbines over the whole year remains unchanged. We will probably even surpass the target of installing 50 turbines on the international market. The effects registered at the end of the first half-year period as a result of the more stringent interpretation of the IFRS regulations will be offset in the course of the year, i.e. in particular the 4th quarter will generate a high positive operating profit. In so far the seasonality of the business procedure will then be reflected more clearly in the financial statement and income statement. Therefore a moderate increase in sales and earnings for the whole year in general is expected.

The installation of the prototype of the 5 megawatt wind turbine REpower 5M is of paramount significance. The foundation and access paths have in the mean time been completed. The last tests of the turbine in the halls of Howaldtswerke-Deutsche Werft AG were completed successfully, meaning that the setup process can started soon at Brunsbüttel. The prototype will probably be completed in September. Further onshore locations along the German coastline are currently in the building application process.

Our forecast for 2005 is highly positive. As a result of the foreign projects recently secured in France, Belgium and Australia, the installation of which has been scheduled for the first half of 2005, our production capacities will be implemented more optimally and the typical seasonal effect will be simultaneously attenuated. This aspect will probably be reflected not only in sales, but also in the result. Therefore a growth rate in the double-digit percent range is expected for 2005. In addition to that our share on the international market will be once again additionally raised.

20 Consolidated accounts

REpower Systems consolidated financial statement as per 30th June 2004 in compliance with IFRS

Assets (in thousand EUR)	30.06.04	31.12.03
Current assets		
Liquid assets	1,811.8	886.6
Shares in project corporations	4,909.8	404.3
Future accounts receivable from contract orders	10,661.3	972.0
Trade accounts receivable	52,919.6	115,916.2
Intragroup receivables	729.7	3,291.3
Accounts receivable from project corporations	5,243.2	13,054.2
Inventories	91,684.6	53,690.3
Short-term prepaid expenses and other deferred charges	20,278.5	17,125.8
Total current assets	**188,238.5**	**205,340.7**
Non-current assets		
Property, plant and equipment	33,595.0	28,464.7
Intangible assets	2,945.9	2,887.2
Goodwill	1,276.7	1,833.1
Financial assets	1,117.3	1,083.7
Borrowings	104.9	138.5
Deferred taxes	8,689.5	1,034.3
Long-term prepaid expenses and deferred charges	4,249.2	3,522.5
Total non-current assets	**51,978.5**	**38,964.0**
Total assets	**240,217.0**	**244,304.8**

Liabilitie (in thousand EUR)	30.06.04	31.12.03
Short-term liabilities		
Short-term loans and short-term percentage of long-term loans	38,139.5	21,908.9
Trade accounts payable	25,097.0	50,157.5
Intragroup liabilities	213.3	45.8
Accounts due to project corporations	0.0	670.0
Notes payable	3,075.3	0.0
Advance payments received	7,544.5	2,384.1
Provisions	29,783.3	33,140.3
Deferred sales	40.5	46.4
Income tax liabilities	4,937.0	4,367.5
Other short-term liabilities	2,595.0	7,442.5
Total short-term liabilities	**111,425.4**	**120,163.1**
Long-term liabilities		
Long-term loans	22,136.1	8,938.7
Deferred taxes	1,595.0	713.7
Total long-term liabilities	**23,731.1**	**9,652.4**
Minority interests	2,648.5	2,958.6
Equity capital		
Subscribed capital	5,401.2	5,401.2
Capital reserve	79,371.2	79,371.2
Difference in foreign currency translation	8.1	0.0
Balance-sheet profit/loss (incl. profit reserves)	17,631.5	26,758.3
Total equity capital	**102,412.0**	**111,530.7**
Total liabilities	**240,217.0**	**244,304.8**

Consolidated income statement (total cost method) REpower Systems Group for the period from 1st January to 30th June 2004 in compliance with IFRS

Finanical statement (in thousand EUR)	Q II		1st half-year	
	01.04.04 - 30.06.04	01.04.03 - 30.06.03	01.01.04 - 30.06.04	01.01.03 - 30.06.03
Sales	44,353.9	44,828.1	65,728.7	77,781.6
Changes to finished goods and work in progress	-1,211.6	-2,832.3	18,580.5	631.9
Total performance	**43,142.3**	**41,995.8**	**84,309.2**	**78,413.5**
Other operating income	1,362.0	536.3	2,091.8	1,092.5
Cost of materials/cost of purchased services	-35,135.4	-32,713.7	-68,617.7	-61,116.9
Personnel expenses	-6,367.6	-6,053.6	-12,172.5	-11,143.6
Depreciation on property, plant and equipment (and intangible assets)	-1,098.1	-636.9	-2,276.2	-1,428.8
Depreciation on property, plant and equipment (and intangible assets)	-112.0	-113.1	-279.5	-226.2
Other operating expenses	-7,321.7	-4,569.0	-11,882.4	-8,342.4
Operating result	**-5,530.5**	**-1,554.2**	**-8,827.3**	**-2,751.9**
Interest income/expenses	-474.8	161.8	-977.5	155.8
Interest from investments	30.0	0.0	60.2	0.0
Income/expenses from financial assets accounted according to the equity method	0.0	-20.7	0.0	-100.7
Result before taxes (and minority shares)	**-5,975.3**	**-1,413.1**	**-9,744.6**	**-2,696.8**
Taxes on income	2,191.3	483.0	3,593.3	871.4
Other taxes	-27.3	-178.6	-44.8	-203.4
Result before minority shares	**-3,811.3**	**-1,108.7**	**-6,196.1**	**-2,028.8**
Minority shares	243.4	-35.5	310.1	-210.4
Surplus/deficit	**-3,567.9**	**-1,144.2**	**-5,886.1**	**-2,239.2**
Result per share	-0.66	-0.21	-1.09	-0.41
Average number of shares in circulation	5,401,198	5,401,198	5,401,198	5,399,065
Balance-sheet profit at the beginning of the period	**24,440.2**	**22,728.5**	**26,758.3**	**23,823.4**
Profit distributions	-3,240.7	-3,240.8	-3,240.7	-3,240.8
Profit/loss	-3,567.9	-1,144.2	-5,886.1	-2,239.2
Balance-sheet profit at the end of the period	**17,631.6**	**18,343.5**	**17,631.5**	**18,343.5**

Statement of cash flows of REpower Systems Group for the first half-year of 2004 in compliance with IFRS

Capital flow account (in thousand EUR)	**30.06.04**	**30.06.03**
Cash flow from business activities		
Annual result	-5,886.1	-2,239.2
Adaptations for:		
Minority shares	-310.1	213.7
Depreciation and amortisation costs and other write-offs on property, plant and equipment, intangible assets and financial assets	2,276.2	1,428.8
Depreciation and amortisation costs and other write-offs on goodwill	279.5	226.2
Increase/decrease of reserves and valuation reserves	-10,131.0	-220.4
Change in long-term prepaid expenses and deferred charges	-726.7	0.0
Change in working capital	-1,502.6	-16,208.2
Funds achieved/applied from operational activities	**-16,000.8**	**-16,799.1**
Cash flow from financing activities		
Acquisition of assets	-7,174.2	-4,723.4
Payments in from the sale of assets	40.8	0.0
Funds achieved/applied from investment activities	**-7,133.4**	**-4,723.4**
Cash flow from financing activity		
Own equity capital transaction	0.0	-14.5
Dividend distribution to minority partners	0.0	-262.5
Dividend payments for the financial year	-3,240.7	-3,240.7
Payments in from raising long-term loans	12,742.0	0.0
Payments from repaying loans	-580.1	-394.7
Funds achieved/applied from financing	**8,921.2**	**-3,912.4**
Increase/reduction of liquid funds	**-14,213.0**	**-25,434.9**
Changes in liquid funds due to exchange rate fluctuations	**8.1**	**0.0**
Liquid funds at the beginning of the period	-21,022.3	5,441.6
Liquid funds at the end of the period	**-35,227.2**	**-19,993.3**
Cash in bank	1,811.8	550.8
Short-term bank liabilities	-37,039.0	-20,544.1
Liquid funds at the end of the period	**-35,227.2**	**-19,993.3**

Development of the consolidated equity capital of REpower Systems Group for the first half-year of 2004 in compliance with IFRS

Consolidated equity capital (in thousand EUR)	**2004**
Equity capital at the beginning of financial year	**111,530.7**
Subscribed capital as per 1st January 2004	5,401.2
Changes:	
Drawn capital as per 30th June 2004	**5,401.2**
Capital reserve as per 1st January 2004	79,371.2
Changes:	
Capital reserve as per 30th June 2004	**79,371.2**
Difference in foreign currency translation as per 1st January 2004	0.0
Changes:	
Differences in foreign currency translation	8.1
Difference in foreign currency translation as per 30th June 2004	**8.1**
Balance-sheet profit as per 1st January 2004	26,758.3
Changes:	
Dividend payment for financial year 2003	-3,240.7
Consolidated half-year result 2004	-5,886.1
Balance-sheet profit as per 30th June 2004	**17,631.5**
Equity capital as per the end of the period under review	**102,412.0**

Consolidated equity capital (in thousand EUR)	**2003**
Equity capital at the beginning of financial year	**108,610.3**
Subscribed capital as per 1st January 2003	5,401.2
Changes:	
Subscribed capital as per 1st January 2003	**5,401.2**
Capital reserve as per 1st January 2003	79,385.7
Changes:	
Loss from own equity capital transaction	-14.5
Capital reserve as per 30th June 2003	**79,371.2**
Balance-sheet profit as per 1st January 2003	23,823.4
Changes:	
Dividend payment for financial year 2002	-3,240.7
Consolidated half-year result 2003	-2,239.2
Balance-sheet profit as per 30th June 2003	**18,343.5**
Equity capital as per the end of the pre-year period under review	**103,115.9**

Segment reporting of REpower Systems Group for the first half-year of 2004 in compliance with IFRS

(in thousand EUR)	National	International	Consolidated	Group
Segment sales	48,523.1	17,340.6	–135.0	65,728.7
Inventory increases/decreases	16,630.8	1,949.7	0.0	18,580.5
Total output	**65,153.9**	**19,290.3**	**–135.0**	**84,309.2**
Directly attributable costs	–52,339.1	–16,278.6	0.0	–68,617.7
Segment result	**12,814.8**	**3,011.7**	**–135.0**	**15,691.5**
Segment assets[1]	110,753.6	6,021.1	–280.4	116,494.3
Segment debts[2]	64,071.6	7,625.8	–1,527.3	70,170.1

1) Segment assets: Assets, customer receivables, intragroup receivables, other accounts payable, including deferred charges, in so far as directly attributable

2) Segment debts: Reserves, trade accounts receivable, intragroup liabilities, other liabilities, in so far as directly attributable

A

26 Exhibit

C

Balancing and accounting

The given consolidated financial statement for the period from 1st January 2004 to 30th June 2004 was prepared on the basis of individual financial statements converted to International Financial Reporting Standards (IFRS) of all companies incorporated according to commercial law. The consolidation bookings required were taken into account. The accounting and valuation methods in compliance with IFRS were observed.

The IFRS principles were applied to the annual financial statements of the REpower Systems Group in the consolidated financial statement as per 31st December 2003. The balancing and accounting methods in the consolidated financial statement for 2003 were applied in an unmodified form for the interim financial statement as per 30th June 2004. Reference was made to the fact that unfinished work will not be assessed according to the percentage-of-completion method for reasons of commercial caution, however, until not only a customer order exists, but also all suspensive conditions resulting herefrom have been fulfilled. In the reference period the existence of a customer order was sufficient. In comparison with the previous period the result dropped by 1.4 million EUR due to more stringent profit realisation regulations.

For the half-year financial statement, references in International Accounting Standards (IAS) 34 were observed. The individual financial statements used as a basis are prepared in Euro resp. have been converted to Euro using the official exchange rate. In the period under review the Group was able to book substantial sales figures for the very first time on the international market and added a segment report to the consolidated financial statement in compliance with IAS 14. It was in so far not necessary to state pre-year figures.

In the period from 30th June 2004 to the point of producing this interim report no results representing a substantial influence on the asset, financial and earnings situation of the Group were detected.

D

All companies to be consolidated

The companies to be consolidated include the following national and international corporations in the period under review shown below. These included within the scope of full-scale consolidation:

In particular the project development company Denker & Wulf AG with company office in Sehestedt is included in the segment National corporations. REpower Betriebs- und Beteiligungsgesellschaft mbH, Rendsburg, holds an investment as interim holding in national wind park companies. In so far as turbines and wind parks are held and operated in the inter-group stock as per the balance-sheet date, the wind park and wind park operating companies have been included in the group of companies to be consolidated. As per balance-sheet date the group operates a total of 38 wind turbines.

E

All companies to be consolidated

	Group share in the nominal capital	
	30.06.04 [in %]	31.12.03 [in %]
A. NATIONAL CORPORATIONS		
Wind park projecting and investment companies		
Denker & Wulf AG, Sehestedt	84.15	84.15
REpower Betriebs- und Beteiligungsgesellschaft mbH, Rendsburg	100.00	100.00
Wind park operating companies		
REpower Betriebs- und Beteiligungsgesellschaft mbH & Co. Neuland KG	100.00	100.00
Windpark Gadebusch GmbH & Co. KG 1.)	100.00	0.00
Windpark Premslin GmbH & Co. KG 1.)	84.15	0.00
Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG	84.15	84.15
Regenerative Energiewandlung REW GmbH	84.15	84.15
Regenerative Energiewandlung REW GmbH & Co. Neun Wind KG	84.15	84.15
Regenerative Energiewandlung REW Wind Westerau VI GmbH & Co. KG	73.71	73.71
B. INTERNATIONAL CORPORATIONS		
REpower España S.L., La Coruna, Spain	100.00	100.00
REpower S.A.S., Belfort, France	100.00	100.00
Fermes Eoliennes de France S.A.S., Lyon, France	100.00	100.00
REpower Diekat A.E., Athens, Greece	60.00	60.00
REpower UK Ltd., Edinburgh, Great Britain	67.00	67.00

1.) included for the very first time in the period under review in the companies to be consolidated

Holdings evaluated according to the equity method

	Group share in nominal capital	
	31.03.04 [in %]	31.12.03 [in %]
Foreign countries:		
Aioliki REpower A.E., Drama, Greece	49.00	49.00
Notus Energy Pty. Ltd., Maryborough, Australia	50.00	50.00
REpower Wind Corp., Val Caron, Canada	50.00	50.00

In the period under review for the very first time the project corporations Windpark Gadebusch GmbH & CO. KG and Windpark Premslin GmbH & CO. KG were included in the group of companies to be consolidated due to the installation of wind parks at the Gadebusch site (5 wind turbines) and Kribbe/Premslin (15 wind turbines). The two wind park projects are designed for sale. Due to the intention to sell these companies the wind turbines set up in the project corporations are listed in the consolidated financial statement under the short-term assets. The financing schemes attributed directly to these wind turbines are identified in deviation of their legal character as short-term project financing methods under the short-term debts.

From the delivery of wind turbines and projecting wind parks which are still in the sales process, inter-group interim profits corresponding to EUR 6.7 million (before tax effects) have been eliminated with an effective result on the result.

The project corporation Regenerative Energiewandlung REW GmbH & Co. KG Wind Zwölf KG which was not consolidated in financial year and which operates six wind turbines, still has not been consolidated.

For the sale of wind turbines in foreign European countries five holdings in foreign sales companies exist as per the balance-sheet date.

Holdings evaluated according to the equity method
In the half-year financial statement for 2004 the following foreign holdings were included.

The corporations serve as sales companies focusing on the development of international sales markets. It was not necessary to take the individual result from these investments into account as per the balance-sheet date.

Explanations

Assets

The total assets dropped as against the end of the year 2003 by 4.1 million EUR. The current assets total 188.2 million EUR and sufficiently cover the short-term liabilities in the amount of 111.4 million EUR. The assets are marked by an increase in fixed assets by 13.0 million EUR with a simultaneous drop in the short-term assets by 17.1 million EUR. In the range of short-term assets it was possible to reduce the accounts payable from customers as per balance by 63.0 million EUR. At the same time - above all due to the first inclusion of two wind park project corporations - the portfolio of inventories rose by 38.0 million EUR. In the sector of long-term assets the increase by 13.0 million EUR is primarily due to latent tax accruals and deferrals (+7.6 million EUR), as well as to additions at three new company wind turbines (+4.0 million EUR).

Equity capital and debts

Due to the negative half-year result in 2004 and the dividend payment for 2003 the equity capital was reduced by 9.1 million EUR. The equity capital quota corresponds to 42.6 percent (pre-year period 45.7 %). The company debts are split up into 111.4 million EUR short-term debts and 23.7 million EURO long-term debts. The junior debt from the PREPS emission amounting to 10.0 million EUR is listed hereunder. The short-term bank liabilities in the amount of 38.1 million EUR are based on project financing of the new consolidated wind park companies, which was classified as short-term in the amount of 18.7 million EUR. The accounts due from trading dropped as per the balance-sheet date by 25.1 million EUR.

Explanations on the financial statement

In the first half year of 2004 the total assets in the amount of 84.3 million EUR were 7.5 percent higher than the level in the first half-year of 2003 (78.4 million EUR). The gross profit margin in the period under review is 18.6 percent. The company expenses rose in the period under review by 4.7 million EUR as against the pre-year period. All in all an operating result of -8.8 million EUR is achieved (comparison period: -2.8 million EUR).

Due to the higher level of bank obligations in the half-year period the interest result deteriorated by 1.1 million EUR.

Explanations on the cash flow statement

The cash-flow statement as per 30th June 2004 was compared with a cash-flow statement as per the pre-year balance sheet date. The cash-flow statement as per 30th June reflects the liquidity flow between the six-month financial statement as per 30th June 2003 and the consolidated financial statement as per 31st December 2002.

The cash flow statement reflects as per the balance-sheet date an outflow of funds corresponding to 14.2 million EUR. This development is characterised by an outflow of funds from operational activities corresponding to 16.0 million EUR as well as by an investment activity of 7.1 million EUR. This outflow of funds is compensated by an inflow of funds from financing activities in the total amount of 8.9 million EUR (with an inflow of funds corresponding to 12.7 million EUR from bank loans).

An outflow of funds in the total amount of 16.0 million EUR is defined in the operational sector which is primarily due to the financing requirements in building up stocks. A further outflow of liquid funds in the amount of 10.3 million EUR as a result of purchasing assets (7.1 million EUR) and by paying dividends (3.2 million EUR) was booked. The cumulated outflow of funds of 26.3 million EUR is financed by utilising short-term current account advances (17.0 million EUR) as well as by granted long-term loans in the amount of 12.7 million EUR.

Explanations on segment reporting

For better analysis the Group introduced segmenting according to the geographic markets „National" and „International". The segment reporting enclosed reflects the structure of sales and the directly attributable costs which are accrued according to the respective sales markets. According to the specifications of IAS 14 only the directly attributable costs were taken into account as segment expenses.

15.

Interim Report

Report for the first nine months

A

C

D

E

A

Our Driver is to be the Leading Technical Force in the Wind Industry

C

D

That does not mean adopting a new and different approach to everything. To us, it means optimizing our wind turbines down to the very last detail, thus guaranteeing our clients the technical edge in terms of performance and reliability.

E


A
C
D
E

A
C
D
E



Foreword

Dear Shareholders,



Just a few weeks ago, a reliable legal framework for investing in wind power was established in Germany when the amendment to the Erneubare-Energien-Gesetz (EEG – German Renewable Energy Sources Act) came into force. The relief among market participants was clearly discernible. However, the wind industry has had to face other difficulties in the meantime concerning the approval procedure for wind park projects. According to a judgement passed by the German Federal Administrative Court at the end of August, a number of wind farm projects now have to be additionally approved according to the Federal Immission Control Act (BImSchG).

This affects 12 wind turbines on REpower Systems AG's orders on hand. However, the bottom line is that the impact remains moderate, as the majority of our projects have already been approved according to this Act.

The margin of 1,000 megawatts of newly installed output was narrowly exceeded at the end of September. By way of comparison, the corresponding period in the previous year saw 1,414 megawatts of newly installed wind capacity, and in 2002, the number even reached 1,889 megawatts. This corresponds to a decline of more than 40 percent in just two years. For the overall year, there are now indications that the figure for the installed output will come in at the lower end of the forecasts for 2004, at around 2,000 megawatts.

On the whole, investors exhibited a welcome recurring interest in wind energy projects. However, far greater demand is currently coming from the international market. With Dongfang Steam Turbine Works (DFSTW), for example, REpower most recently gained a new partner for the 1.5 megawatt MD technology in China. The licence production of this successful generation of turbines secures us fast and lucrative access to one of the largest growth markets of the future.

However, we are by no means satisfied with the figure of 75 installed wind turbines recorded on the balance sheet date of 30th September. Nevertheless, we have defended our position in Germany with a market share of 8.3 percent and achieved significant success primarily on foreign markets. This is reflected by an export ratio of 33 percent in the group sales. In the coming weeks and months, REpower will accordingly assume a position in countries such as France, Italy, Belgium and Portugal that is similarly good to the one we hold on the German market. Furthermore, we have achieved a technological quantum leap with the installation of the 5 megawatt wind turbine, REpower 5M. This furnishes us, and you as our shareholders, with a considerable competitive advantage.

Yours sincerely,

A

8 Market

C

National developments

653 wind turbines with a total output of 1,090 megawatts were newly installed in the period between January and September 2004. In the comparable pre-year period, 906 wind turbines with an output of approximately 1,414 megawatts went into operation. This represents a decline in newly installed output of nearly 23 percent. At the end of September 2004, there was therefore a total of 16,017 wind turbines with a total output of 15,688 megawatts in Germany. This translates to an increase of around 7.4 percent compared to the situation at the end of 2003. In an average wind year, these turbines can generate 31.6 billion kilowatt hours of electricity. This corresponds to a share of 6.2 percent of the net electricity consumption in Germany. The German Wind Energy Institute (Deutsches Windenergie-Institut) expects an increase in installed output of 2,000 megawatts for the year as a whole.

International developments

Above all, it was REpower Systems AG's European core markets that demonstrated a significant upturn. These primarily include France, Portugal, Italy and Great Britain. However, reliable forecasts and statistics were not available at the time of compiling this quarterly report. The growing market interest in these countries was also reflected in the contracts REpower Systems AG acquired in the third quarter. Alongside various projects in France and Belgium, REpower also won a major order in Troia, Italy, with a total capacity of 38 megawatts. This wind park is currently under construction. REpower Systems AG had already received orders in Portugal and Great Britain in the second quarter.

D

E

Benchmarks REpower Systems Group

Benchmarks for the group in accordance with IFRS	01.07.04 – 30.09.04	01.07.03 – 30.09.03	01.01.04 – 30.09.04	01.01.03– 30.09.03
Sales in thousand EUR	64,828.3	39,909.5	130,557.0	117,691.1
Total performance in thousand EUR	67,886.8	60,367.9	152,196.0	138,781.4
Operating result in thousand EUR	954.6	-959.7	-7,872.7	-3,711.6
Result before taxes and minority shares in thousand EUR	853.0	-1,244.8	-8,891.6	-3,941.6
Result before minority shares in thousand EUR	296.0	-770.8	-5,900.1	-2,799.6
Net profit/loss in thousand EUR	162.4	-718.1	-5,723.7	-2,957.4
Investments in thousand EUR as per balance-sheet date			16,095.1	7,951.4
Employees as per balance-sheet date			577	499

Benchmarks for the group in accordance with IFRS	30.09.04	31.12.03
Total assets in thousand EUR	278,436.4	244,304.8
Shareholders equity in thousand EUR	102,571.1	111,530.7
Shareholders equity ratio in %	36.8	45.7
Number of no-par shares*	5,401,198	5,400,131
Result per share* in EUR	-1.06	-0.55
Closing price Xetra as per 30th September 2004 resp. 30th December 2003 in EUR	13.93	19.10

weighted average

A

10 Group Management Report

C

Business development

Development of turnover and total output
In the period from January to September 2004 a total of 75 wind turbines with a nominal output of 123.5 megawatts (MW) were established. Compared against the prior-year period this represents a slight increase of the installed output by around three percent (78 turbines and 119.5 MW in prior-year period). The goal of constructing 90 wind turbines by 30th September 2004 was not achieved, which was partly due to the ruling by the German Federal Administrative Court (Bundesverwaltungsgericht) on the approval practices for wind farm projects.

In the first nine months of the current financial year, REpower Systems Group was able to achieve a consolidated total output of EUR 152.2 million, compared against a total output of EUR 138.8 million in the first nine months of 2003. The total output thus rose by EUR 13.4 million (9.7 %).

The foreign share of the total performance in the reporting period is already as much as 33 percent.

Result
The result before interest and taxes (EBIT) was EUR -7.9 million in the first nine months of the year 2004, compared against EUR -3.7 million in the first nine months of the year 2003. The negative effect on results of the change in the treatment of project companies in the IFRS annual financial statement can be considered to be EUR 3.5 million as per 30th September.

D

The main reason for the deficit is the low turnover during the first nine months as a result of the seasonal situation. Measured against sales revenues of EUR 285.5 million for the whole year 2003, the sales in the first nine months of 2004 only totalled 46 percent. However, the share of the total personnel and material costs plus write-offs on this comparative basis already reaches 56 percent. This seasonal effect will be offset again in the fourth quarter.

In the first nine months of the current year, personnel costs increased by EUR 1.4 million compared to the previous period. This was due to an expansion of the number of staff in the service area and in production development. Write-offs also increased by EUR 1.8 million in the first nine months of this financial year compared against the previous period. This also includes the amortisation of goodwill of the French subsidiary FEdeF by EUR 0.6 million, as a result of the suspension of business during the period under review.

Other operating expenses increased by EUR 3.6 million during the period under review compared against the previous period.

Among others, the development costs for the 5M model (EUR 0.6 million), a project development allowance for the Sardinia contract (EUR 0.4 million), legal and consultation fees for diverse projects (EUR 1.0 million) as well as the expansion of business activities contributed to this increase in costs. The total amount of the personnel costs and costs of materials for REpower Systems AG is in line with the budget.

E

Investments, financing and accounting

REpower Systems Group will invest approx. EUR 13.0 million in various corporate divisions in the running financial year 2004. Of this investment priority of 30th September 2004, approx. EUR 6.4 million result from installing the 5M prototype at Brunsbüttel.

The application of more stringent IFRS regulations with regard to project companies has led to the consolidation of two project companies for the first time. These are included in the stock value totalling EUR 26.7 million. The external financing, which has already been paid out to one of the project companies – despite the fact that it has been granted in the long term –, amounts to EUR 20.0 million listed in the short-term bank liabilities and is thus mainly responsible for their increase.

Research & Development

Development activities in the third quarter mainly focussed on the installation of the 5 megawatt prototype wind turbine, REpower 5M. Following the successful completion of the machine test in the halls at Howaldtswerke Deutsche Werft AG (HDW) in Kiel (Germany) in August, the turbine was transported by sea to the construction site in Brunsbüttel (Germany) once the nacelle casing was assembled. Measuring 61.5 metres, the longest rotor blades ever built were delivered to the site by land at the same time. A 20-strong REpower installation team was involved in installing the prototype with support from crane specialists. The actual construction work started on 17th September and ran smoothly. Despite a brief delay due to adverse weather conditions, all substantial installation work was completed after a total of 14 days. The final electronic installation and adjustment work inside the nacelle is currently underway. We anticipate that the REpower 5M will start to supply electricity to the German mains grid within the current year.

In addition, the research and development division has installed the prototype of a new control and monitoring system at a test site. This system is comprised of control, monitoring and portal subsections, and handles the recording, processing and archiving of data captured from sensors. By way of example, parameters such as blade pitch adjustment, speed regulation and yaw control can be controlled and optimised on the basis of this data.

Seasonality

The graph beside provides an indication of the varying development of the cumulated general output of the REpower Systems Group in the individual quarters.

A similar development is shown in the sale of wind turbines in Germany. This market is subject to intensive seasonal fluctuations.

Total (cumulated) output of the REpower Systems Group in million EUR
2002–2004


300
250
200
150
100
50
0
2004
2003
2002
Q I
Q II
Q III
Q IV

Sale of wind turbines in Germany
2002–2004


120
100
80
60
40
20
0
2004
2002
2003
Q I
Q II
Q III
Q IV

Sales development in terms of wind turbines

The table shows that the number of wind turbines declined from 78 turbines in the first nine months of 2003 to a total of 75 turbines in the first nine months of 2004. This means that the prior-year result was nearly achieved in the current financial year. By contrast, the volume in relation to the total nominal output rose by about 3 percent to a total of 123.5 megawatts (prior-year: 119.5 MW) during the first nine months of this year. This development depends not least of all on the successful implementation of the MM line. Its numeric share of the total volume rose by 12 percent in the first nine months of 2003 and by 36 percent during the first the same period in 2004.

Sales development according to regions

In the first nine months of the year 2004, a total of 18 wind energy turbines were delivered to foreign countries. Five plants installed in Portugal and six were built in France. Seven turbines were sold to Japan. The foreign share (in megawatts) thus reached 24 percent in the first nine months of the running financial year.

Order development in terms of wind turbines

The orders on hand in the period under review (without Denker & Wulf AG) totalled 243 wind energy turbines, which corresponds to a total volume of orders of approx. EUR 353.8 million (compared against EUR 292.6 million in the prior-year period) and represents an increase of over 20 percent. This figure includes all purchase agreements signed, which are, however, typically subject to suspensive conditions (e. g. financing commitments). The orders on hand include one substantial order, which already existed as per 30th September 2003. This relates to 50 type MM70 wind energy turbines. The realisation of the project has been further delayed due to shifts in the project schedules. One does assume, however, that the project will be implemented at a later point in time. In the second quarter of this year the building permit was granted and the prerequisites for grid connection were fulfilled.

Approximately 42 percent of the wind energy turbines in the order backlog are assigned to the national market and about 58 percent to the international market.

Installed wind energy turbine types for the respective first nine months

2004 / 2003

Wind turbine type	Q III 2004 01.07.–30.09. Number	MW	Q III 2003 01.07.–30.09. Number	MW	Q I – Q III 2004 01.01.–30.09. Number	MW	Q I – Q III 2003 01.01.–30.09. Number	MW
MM 82	12	24.0	2	4.0	24	48.0	3	6.0
MM 70	0	0.0	1	2.0	3	6.0	6	12.0
MD 77	13	19.5	26	39.0	39	58.5	47	70.5
MD 70	0	0.0	5	7.5	4	6.0	18	27.0
57/1000	0	0.0	0	0.0	5	5.0	4	4.0
Total	**25**	**43.5**	**34**	**52.5**	**75**	**123.5**	**78**	**119.5**

Sales development according to regions

Region	Q III 2004 01.07.–30.09. Number	MW	Q III 2003 01.07.–30.09. Number	MW	Q I – Q III 2004 01.01.–30.09. Number	MW	Q I – Q III 2003 01.01.–30.09. Number	MW
National	17	30.5	33	51.0	57	94.0	73	112.0
International	8	13.0	1	1.5	18	29.5	5	7.5
Total	**25**	**43.5**	**34**	**52.5**	**75**	**123.5**	**78**	**119.5**

Orders on hand as of 30th September 2004 compared against 30th September 2003

Wind turbine type	30.09.04 No. of wind turbines	Total output in MW	30.09.03 No. of wind turbines	Total output in MW
MM 82	71	142.0	48	96.0
MM 70	67	134.0	57	114.0
MD 77	103	154.5	80	120.0
MD 70	2	3.0	7	10.5
57/1000	0	0.0	5	5.0
48/600	0	0.0	1	0,6
Total	**243**	**433.5**	**198**	**346.1**

Employment situation

In the period under review, the number of employees on payroll of REpower Systems Group was 577, compared against 499 employees in the prior-year period. The total number of employees thus rose by 78. This figure corresponds to a rate of increase of about 16 percent. About 96 percent of the employees currently work in Germany. At present, REpower Systems AG employs 52 apprentices and trainees. The rise in employment figures is presently slightly below the target.

Workforce development	30.09.04	30.09.03	31.12.03
Employees of REpower Systems Group	577	499	524
Employees national	554	485	508
Employees international	23	14	16

Employee profit-sharing scheme
REpower Systems AG has the possibility of granting up to 108,000 rights of option with regard to REpower shares to Board members at REpower Systems AG, to the manager of the subsidiary companies as well as to the executive staff of REpower Systems AG. Each right of option entitles to the purchase of one respective REpower share. The employee profit-sharing scheme was concluded at last year's general shareholders' meeting. As of 1st September 2004, 25,000 rights of option were granted.

The share

After initial, stable development in the share price between EUR 17 and EUR 18, a clear downward trend set in at the beginning of September. This is mainly due to fundamental changes taking place in REpower Systems AG's market. The share price thus closed at an all-time low of EUR 13.93 on 30th September. The average daily trading volume fared considerably better. In the months from July to September 2004, the daily trading volume increased slightly with 11,292 no-par shares* compared with 10,519 no-par shares in the pre-year period.

** on the German Xetra cash market trading system*

Share price data	30.09.2004	30.09.2003
Number of shares outstanding	5,401,198	5,399,776
EPS (EUR)	-1.06	-0.55
Book value/equity per share (EUR)	18.99	18.96
Share price year high (EUR)	18.00	20.96
Share price year low (EUR)	13.93	18.23
Price/earnings ratio high	15.80	18.40
Price/earnings ratio low	12.21	16.00
Price/book value high	0.95	1.10
Price/book value low	0.73	0.96

Forecast

An additional order was acquired in Great Britain at the end of the period under review, namely for the Repowering Project "Caton Moor", near Lancaster in the north-west of England. A total of 10 machines with an output of 300 kilowatts respectively will be replaced by eight type MM82 turbines with a 2 megawatt rated output each. With Dongfang Steam Turbine Works (DFSTW), REpower also gained a new Chinese partner for the 1.5 megawatt MD technology. In the future, China is set to become one of the five biggest wind energy markets in the world. Due to continuously strong economic growth, energy consumption in the country is rising by an average 10 percent annually. Experts predict that 70 percent of all new power stations in the world will be built in China in the next few years. DFSTW is one of the largest steam turbine manufacturers in China and achieved a steam turbine capacity of 10,000 megawatts in 2003. For this reason, they have extremely significant business ties to all important energy providers in China, who count as key investors in the wind sector.

While further progress was made on the international level with orders in Austria, France, Italy, Great Britain, Hungary and Australia, the risks on the domestic German market have grown considerably since the publication of the last quarterly report. Independent institutes such as the German Engineering Federation (VMDA) and the German Wind Energy Association (BWE) now anticipate an increase in installed output of a maximum 2,000 megawatts for 2004. REpower Systems AG will probably fall short of the year's target of 190 constructed wind turbines which was set at the beginning of the year. Reaching the sales and profit targets still appears to be possible, but has become more difficult compared with the time when the half-yearly report was published, and is largely dependent on the sales revenue of the wind farms constructed by our subsidiary Denker & Wulf in 2004.

In a generally weak sector, REpower Systems AG will assume a significant role in the domestic market in the current year as well. Furthermore, with double-digit market shares, REpower will have a good starting position in France, Italy and Portugal.

In view of the numerous foreign orders which have already been acquired, REpower expects a more balanced development of its business in 2005 which permits further growth.

A

18 Consolidated accounts

C

REpower Systems' consolidated financial statement as per 30th September 2004 in compliance with IFRS

Assets (in thousand EUR)	30.09.04	31.12.03
Current assets		
Liquid assets	5,806.7	886.6
Shares in project corporations	12,889.6	404.3
Future accounts receivable from contract orders	42,256.2	972.0
Trade accounts receivable	31,166.2	115,916.2
Intragroup receivables	636.3	3,291.3
Accounts receivable from project corporations	5,578.2	13,054.2
Inventories	100,447.3	53,690.3
Short-term prepaid expenses and other deferred charges	21,075.0	17,125.8
Total current assets	**219,855.5**	**205,340.7**
Non-current assets		
Property, plant and equipment	40,523.2	28,464.7
Intangible assets	3,008.1	2,887.2
Goodwill	876.8	1,833.1
Financial assets	1,247.9	1,083.7
Borrowings	90.2	138.5
Deferred taxes	8,754.7	1,034.3
Long-term prepaid expenses and deferred charges	4,080.0	3,522.5
Total non-current assets	**58,580.9**	**38,964.0**
Total assets	**278,436.4**	**244,304.8**

D

E

Liabilities (in thousand EUR)	30.09.04	31.12.03
Short-term liabilities		
Short-term loans and short-term percentage of long-term loans	53,543.8	21,908.9
Trade accounts payable	48,758.8	50,157.5
Intragroup liabilities	146.3	45.8
Accounts due to project corporations	895.3	670.0
Notes payable	1,731.3	0.0
Advance payments received	9,917.8	2,384.1
Provisions	28,949.8	33,140.3
Deferred sales	31.8	46.4
Income tax liabilities	1,381.2	4,367.5
Other short-term liabilities	1,743.9	7,442.5
Total short-term liabilities	**147,100.0**	**120,163.1**
Long-term liabilities		
Long-term loans	21,612.9	8,938.7
Deferred taxes	4,370.3	713.7
Total long-term liabilities	**25,983.2**	**9,652.4**
Minority interests	2,782.1	2,958.6
Equity capital		
Subscribed capital	5,401.2	5,401.2
Capital reserve	79,371.2	79,371.2
Difference in foreign currency translation	4.8	0.0
Balance-sheet profit/loss (incl. profit reserves)	17,793.9	26,758.3
Total equity capital	**102,571.1**	**111,530.7**
Total liabilities	**278,436.4**	**244,304.8**

REpower Systems consolidated profit and loss statement (total cost method) for the period from 1st January – 30th September 2004 in compliance with IFRS

Financial statement (in thousand EUR)	Q III 01.07.04 – 30.09.04	Q III 01.07.03 – 30.09.03	Q I – Q III 01.01.04 – 30.09.04	Q I – Q III 01.01.03 – 30.09.03
Sales	64,828.3	39,909.5	130,557.0	117,691.1
Changes to finished goods and work in progress	3,058.5	20,458.4	21,639.0	21,090.3
Total performance	**67,886.8**	**60,367.9**	**152,196.0**	**138,781.4**
Other operating income	3,607.8	941.6	5,699.6	2,034.1
Cost of materials/cost of purchased services	-57,656.9	-50,763.3	-126,274.6	-111,880.2
Personnel expenses	-6,275.6	-5,853.4	-18,448.1	-16,997.0
Depreciation on property, plant and equipment (and intangible assets)	-1,637.9	-1,302.0	-3,914.1	-2,730.8
Amortization of goodwill	-626.2	-113.1	-905.7	-339.3
Other operating expenses	-4,343.4	-4,237.4	-16,225.8	-12,579.8
Operating result	**954.6**	**-959.7**	**-7,872.7**	**-3,711.6**
Interest income/expenses	-132.2	-512.5	-1,109.7	-356.7
Interest from investments	30.6	0.0	90.8	0.0
Income/expenses from financial assets accounted according to the equity method	0.0	227.4	0.0	126.7
Result before taxes (and minority shares)	**853.0**	**-1,244.8**	**-8,891.6**	**-3,941.6**
Taxes on income	-555.4	323.4	3,037.9	1,194.8
Other taxes	-1.6	150.6	-46.4	-52.8
Result before minority shares	**296.0**	**-770.8**	**-5,900.1**	**-2,799.6**
Minority shares	-133.6	52.7	176.5	-157.8
Surplus/deficit	**162.4**	**-718.1**	**-5,723.7**	**-2,957.4**
Result per share	0.03	-0.13	-1.06	-0.55
Average number of shares in circulation	5,401,198	5,401,198	5,401,198	5,399,776
Balance-sheet profit at the beginning of the period	**17,631.5**	**18,343.6**	**26,758.3**	**23,823.4**
Profit distributions	0.0	0.0	-3,240.7	-3,240.7
Profit/loss	162.4	-718.1	-5,723.7	-2,957.4
Balance-sheet profit at the end of the period	**17,793.9**	**17,625.4**	**17,793.9**	**17,625.4**

Statement of cash flows of REpower Systems Group for the first nine months of 2004 in compliance with IFRS

Capital flow account (in thousand EUR)	01.01.04 – 30.09.04	01.01.03 – 30.09.03
Cash flow from business activities		
Annual result	-5,723.7	-2,957.4
Adaptations for:		
Minority shares	-176.5	157.8
Depreciation and amortisation costs and other write-offs on property, plant and equipment, intangible assets and financial assets	3,914.1	2,730.8
Depreciation and amortisation costs and other write-offs on goodwill	905.7	339.3
Increase/decrease of reserves and valuation reserves	-8,254.4	-2,631.5
Change in long-term prepaid expenses and deferred charges	-557.5	0.0
Change in working capital	-8,071.6	-3,026.6
Funds achieved/applied from operational activities	**-17,963.9**	**-5,387.6**
Cash flow from financing activities		
Acquisition of assets	-16,095.1	-7,951.4
Payments in from the sale of assets	40.8	0.0
Funds achieved/applied from investment activities	**-16,054.3**	**-7,951.4**
Cash flow from financing activity		
Own equity capital transaction	0.0	-14.5
Dividend distribution to minority partners	0.0	-275.7
Dividend payments for the financial year	-3,240.7	-3,240.7
Payments in from raising long-term loans	12,742.0	3,200.0
Payments from repaying loans	-942.1	-1,082.5
Funds achieved/applied from financing	**8,559.2**	**-1,413.4**
Increase/reduction of liquid funds	**-25,459.0**	**-14,752.4**
Changes in liquid funds due to exchange rate fluctuations	**4.8**	**0.0**
Liquid funds at the beginning of the period	-21,022.3	5,441.6
Liquid funds at the end of the period	**-46,476.5**	**-9,310.8**
Cash in bank	5,806.7	4,162.8
Short-term bank liabilities	-52,283.2	-13,473.6
Liquid funds at the end of the period	**-46,476.5**	**-9,310.8**

Development of the consolidated equity capital of REpower Systems Group for the first nine months of 2004 in compliance with IFRS

Consolidated equity capital (in thousand EUR)	2004
Equity capital at the beginning of financial year	**111,530.7**
Subscribed capital as per 1st January 2004	5,401.2
Changes:	
Drawn capital as per 30th September 2004	**5,401.2**
Capital reserve as per 1st January 2004	79,371.2
Changes:	
Capital reserve as per 30th September 2004	**79,371.2**
Difference in foreign currency translation as per 1st January 2004	0.0
Changes:	
Differences in foreign currency translation	4.8
Difference in foreign currency translation as per 30th September 2004	**4.8**
Balance-sheet profit as per 1st January 2004	26,758.3
Changes:	
Dividend payment for financial year 2003	–3,240.7
Consolidated nine months result 2004	–5,723.7
Balance-sheet profit as per 30th June 2004	**17,793.9**
Equity capital as per the end of the period under review	**102,571.1**

Consolidated equity capital (in thousand EUR)	2003
Equity capital at the beginning of financial year	**108,610.3**
Subscribed capital as per 1st January 2003	5,401.2
Changes:	
Subscribed capital as per 30th September 2003	**5,401.2**
Capital reserve as per 1st January 2003	79,385.7
Changes:	
Loss from own equity capital transaction	–14.5
Capital reserve as per 30th September 2003	**79,371.2**
Balance-sheet profit as per 1st January 2003	23,823.4
Changes:	
Dividend payment for financial year 2002	–3,240.7
Consolidated nine months result 2003	–2,957.3
Balance-sheet profit as per 30th September 2003	**17,625.4**
Equity capital as per the end of the pre-year period under review	**102,397.8**

Segment reporting of REpower Systems Group for the first nine months of 2004 in compliance with IFRS

(in thousand EUR)	National	International	Consolidated	Group
Segment sales	81,026.7	49,778.7	-248.4	130,557.0
Inventory increases/decreases	21,181.8	457.2	0.0	21,639.0
Total output	**102,208.5**	**50,235.9**	**-248.4**	**152,196.0**
Directly attributable costs	82,304.5	-44,021.7	51.6	-126,274.6
Segment result	**19,904.0**	**6,214.2**	**-196.8**	**25,921.4**
Segment assets[1)]	191,677.9	2,609.0	-439.0	193,847.9
Segment debts[2)]	88,358.1	2,136.0	-945.7	89,548.4

1) Segment assets: Assets, customer receivables, intragroup receivables, other accounts payable, including deferred charges, in so far as directly attributable
2) Segment debts: Reserves, trade accounts receivable, intragroup liabilities, other liabilities, in so far as directly attributable

A

24 Notes

Balancing and accounting

This consolidated financial statement for the period from 1st January 2004 to 30th September 2004 was prepared on the basis of the individual financial statements under commercial law of all incorporated companies and converted to comply with the International Financial Reporting Standards (IFRS). The necessary consolidation bookings were taken into account. The accounting and valuation methods in compliance with IFRS were observed.

C

The IFRS principles were applied to the annual financial statement of the REpower Systems Group as per 31st December 2003. The balancing and accounting methods in the consolidated financial statement for 2003 were applied without change to the interim consolidated financial statement as per 30th September 2004. It is pointed out, however, that for reasons of commercial caution unfinished work will only be assessed according to the percentage-of-completion method at the time when there is a customer order and all suspensory conditions of the order have been fulfilled. In the reference period the existence of a customer order was sufficient.

For the nine-month financial statement, the requirements of the International Accounting Standards (IAS) 34 were observed. The individual financial statements used as a basis are prepared in Euro or have been converted to Euro at the official exchange rate.

In the period under review the Group was able to book substantial sales figures on the international market for the first time, and a segment report in compliance with IAS 14 has been added to the consolidated financial statement. Therefore it was not necessary to state pre-year figures.

In the period from 30th September 2004 to the time when this interim report was prepared there were no events which had any substantial influence on the asset, financial and earnings situation of the Group.

D

Consolidation scope

The companies to be consolidated in the period under review include the following national and international corporations which are included within the scope of full-scale consolidation:

In the National segment, especially the project development company Denker & Wulf AG with its company office in Sehestedt is included in the consolidation scope. REpower Betriebs- und Beteiligungsgesellschaft mbH, Rendsburg, holds an investment as an interim holding company for national wind farm companies. Insofar as turbines and wind farms are held and operated in the inter-group stock as per the balance-sheet date, the wind farm project companies and wind farm operating companies have been included in the group of companies to be consolidated. As per balance-sheet date the group operates a total of 39 wind turbines.

E

All companies to be consolidated

	Group share in the nominal capital	
	30.09.04 [in %]	31.12.03 [in %]
A. NATIONAL CORPORATIONS		
Wind park projecting and investment companies		
Denker & Wulf AG, Sehestedt	84.15	84.15
REpower Betriebs- und Beteiligungsgesellschaft mbH, Rendsburg	100.00	100.00
Wind park operating companies		
REpower Betriebs- und Beteiligungsgesellschaft mbH & Co. Neuland KG	100.00	100.00
Windpark Gadebusch GmbH & Co. KG	100.00	–
Windpark Premslin GmbH & Co. KG	84.15	–
Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG	84.15	84.15
Regenerative Energiewandlung REW GmbH	84.15	84.15
Regenerative Energiewandlung REW GmbH & Co. Neun Wind KG	84.15	84.15
Regenerative Energiewandlung REW Wind Westerau VI GmbH & Co. KG	73.71	73.71
B. INTERNATIONAL CORPORATIONS		
REpower España S.L., La Coruna, Spain	100.00	100.00
REpower S.A.S., Belfort, France	100.00	100.00
Fermes Eoliennes de France S.A.S., Lyon, France	100.00	100.00
REpower Diekat A.E., Athens, Greece	60.00	60.00
REpower UK Ltd., Edinburgh, Great Britain	67.00	67.00

Holdings evaluated according to the equity method

The corporations serve as sales companies focusing on the development of international sales markets. It was not necessary to take the individual result from these investments into account as per the balance-sheet date.

	Group share in nominal capital	
	30.09.04 [in %]	31.12.03 [in %]
Foreign countries:		
Heron Aioliki REpower A.E., Drama, Greece	49.00	49.00
REpower Australia Pty. Ltd., Maryborough, Australia	50.00	50.00
REpower Wind Corp., Val Caron, Canada	50.00	50.00

A

In the period under review, the project corporations Windpark Gadebusch GmbH & Co. KG and Windpark Premslin GmbH & Co. KG were included for the first time in the group of companies to be consolidated as a result of the installation of wind farms at Gadebusch (5 wind turbines) and Kribbe/Premslin (15 wind turbines). The two wind farm projects are designed for sale. These project corporations were included in full consolidation in the second quarter of 2004 because, at the time of first inclusion, a sale within a period of twelve months was not considered to be finally probable. Due to the intention to sell these companies, the wind turbines set up in the project corporations are listed under short-term assets in the consolidated financial statement. Deviating from their legal character, the financing schemes attributed directly to these wind turbines are identified as short-term project financing methods under the short-term debts.

C

On the basis of the supply of wind turbines and the project planning for wind farms which are still in the sales process, inter-group interim profits corresponding to EUR 5.8 million (before tax effects) were eliminated with an effective result on the result in the period under review.

For the sale of wind turbines in other European countries, there are five holdings in foreign sales companies as per the balance-sheet date. The business operations of FEdeF were closed down in the reporting period, and the goodwill in the amount of EUR 0.6 million was written off.

The following companies were not included in the full consolidation due to the exception under IAS 27.13:
In the reporting period, a 100 percent project company purchased a wind farm at Grossvargula for a purchase price of EUR 40.2 million. The acquisition costs for the shares of the company were initially EUR 7.9 million and have now come down to EUR 6.9 million by the distribution of dividends after 30th September 2004. Because of the expected sale within a period of twelve months, the shares of the wind farm corporation Windpark Grossvargula GmbH & Co. KG have not been consolidated and are declared under a separate heading in the balance sheet.

D

The project corporation Regenerative Energiewandlung REW GmbH & Co. KG Wind Zwölf KG, which was not consolidated in the 2003 financial year and which operates six wind turbines, still has not been consolidated. The shares of this company are designated for sale. The company commenced its business operations in December 2003. A sale by December 2004 is regarded as probable.

E

Explanations

Notes on the balance sheet

Assets
The balance sheet total increased by EUR 34.1 million compared with the end of 2003. Short-term assets amount to EUR 219.9 million and significantly exceed the short-term liabilities of EUR 147.1 million. The assets are characterised by an increase of EUR 12.1 million in fixed assets. Within the short-term assets, the balance of accounts payable by customers was reduced by EUR 84.8 million. At the same time - above all due to the first inclusion of two wind farm project corporations - the portfolio of inventories rose by EUR 46.8 million. In the sector of long-term assets the increase by EUR 19.6 million is primarily due to latent tax accruals and deferrals (EUR +8.4 million), additions amounting to three new company wind turbines (EUR +4.0 million) and the 5M prototype (EUR +6.4 million).

Equity capital and debts
Due to the negative nine-month result in 2004 and the dividend payment for 2003, the equity capital was reduced by EUR 9.0 million. The equity capital quota corresponds to 36.8 % (pre-year period: 45.7 %). The company debts are split up into EUR 147.1 million in short-term debts and EUR 26.0 million in long-term debts. This includes the junior debt from the PREPS emission amounting to EUR 10.0 million. Of the short-term bank liabilities amounting to EUR 53.5 million, EUR 20.0 million result from the project financing of the new consolidated wind farm companies, which was classified as short-term. The accounts due from trading fell by EUR 1.4 million as per the balance sheet date.

Notes on the profit and loss account

The total performance in the first nine months of 2004 amounted to EUR 152.2 million, which was 9.7 percent higher than the amount for the first nine months of 2003 (EUR 138.8 million).

Personnel costs increased by EUR 1.4 million in the first nine months of the financial year compared with the same period in the previous year. This increase results from the rise in the number of persons employed.

Depreciation rose by about EUR 1.8 million in the first nine months of the financial year compared with the same period a year previously. This includes the write-off of the goodwill of the French subsidiary FEdeF amounting to EUR 0.6 million.

The company expenses rose by EUR 3.6 million in the period under review as against the pre-year period. As of the balance sheet date, the operating result amounts to EUR -7.9 million (comparison period: EUR -3.7 million).

Due to the higher level of bank obligations in the first nine months of the current financial year, the interest result deteriorated by EUR 0.8 million.

Notes on the cash flow statement

The cash-flow statement as per 30th September 2004 was compared with a cash-flow statement as of the same date in the previous year. The cash-flow statement as per 30th September 2003 reflects the liquidity flow between the nine-month financial statement as per 30th September 2003 and the consolidated financial statement as per 31st December 2002.

The cash flow statement as per the balance-sheet date shows an outflow of funds amounting to EUR 25.5 million. This development is characterised by an outflow of funds from operational activities amounting to EUR 18.0 million and by investment activities of EUR 16.1 million. This outflow of funds is compensated by an inflow of funds from financing activities amounting to EUR 8.6 million.

A total outflow of funds of EUR 18.0 million arose in the operational sector; this was primarily due to the financing requirements in building up stocks. This includes the project companies which are consolidated for the first time (declared under inventories) for an amount of EUR 26.7 million. A further outflow of liquid funds amounting to EUR 19.3 million resulted from the purchase of assets (EUR 16.1 million) and the payment of dividends (EUR 3.2 million). The cumulated outflow of funds of EUR 37.3 million is set off against long-term loans which were granted for an amount of EUR 12.7 million. But the long-term project financing disbursed for one of the project companies is declared under short-term accounts payable to banks, which would otherwise have amounted to only EUR 26.5 million.

Notes on the segment reporting

To facilitate better analysis, the Group has split the figures into the geographical markets "national/domestic" and "foreign/international". The enclosed segment reporting reflects the structure of sales and the directly attributable costs which are accrued for the respective sales markets. In this respect, the segment expenses were taken into account in compliance with IAS 14.